UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

DOCEBO INC.

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Docebo Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

25609L105

(CUSIP Number of Class of Securities)

366 Adelaide St. West

Suite 701

Toronto, Ontario, Canada M5V 1R7

(800) 681-4601

Attn. Brandon Farber

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brad Ross Goodmans LLP 333 Bay St. Suite 3400 Toronto, Ontario Canada M5H 2S7 (416) 979-2211	Milson Yu Justin Kisner Samara Zaifman Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 U.S.A. (650) 843-5000

February 3, 2026

(Date tender offer first published, sent or given to security holders)

PART 1

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated February 1, 2026

Document 2: Letter of Transmittal

Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, Docebo Inc. may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in such jurisdiction.

For Shareholders in the United States: The Offer is made by a Canadian issuer for its own securities, and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements of the Company have been prepared in accordance with international financial reporting standards and thus may not be comparable to financial statements of U.S. companies. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is located in Canada, and that some of its officers and directors are non-residents of the United States.

February 1, 2026

OFFER TO PURCHASE FOR CASH

UP TO US$60,000,000 IN VALUE OF ITS COMMON SHARES AT A PURCHASE PRICE OF US$20.40 PER COMMON SHARE

Docebo Inc. (“Docebo” or the “Company”) hereby offers to purchase from shareholders (“Shareholders”) up to 2,941,176 common shares of the Company (the “Common Shares”) at a price of US$20.40 per Common Share (the “Purchase Price”), for an aggregate purchase price not exceeding US$60,000,000, upon the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”), the related Letter of Transmittal and the Notice of Guaranteed Delivery (which together constitute the “Offer”).

The Offer will commence on February 2, 2026 and expire at 5:00 p.m. (Eastern time) on March 10, 2026 or at such later time and date to which the Offer may be extended by Docebo (the “Expiration Date”). The Offer is not conditional upon a minimum number of Common Shares being tendered. The Offer is, however, subject to certain other conditions. Docebo reserves the right to withdraw the Offer and not take up and pay for any Common Shares deposited under the Offer unless certain conditions are satisfied. See Section 7 of the Offer to Purchase – “Certain Conditions of the Offer”.

Each Shareholder who has properly tendered Common Shares and who has not properly withdrawn such Common Shares will promptly receive payment of the Purchase Price, payable in cash (subject to applicable withholding taxes, if any) without interest, for all Common Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of fewer than 100 Common Shares (an “Odd Lot”), each as described herein.

The Company will first accept for purchase Common Shares properly tendered by any Shareholder who beneficially holds, as of the close of business on the Expiration Date, an Odd Lot and who tenders all such Common Shares and who checks Box A captioned “Odd Lots” in the accompanying Letter of Transmittal, and if applicable, the Notice of Guaranteed Delivery.

If more than 2,941,176 Common Shares are properly tendered for purchase, the tendered Common Shares will be purchased on a pro rata basis according to the number of Common Shares properly tendered, or deemed to be tendered, by Common Shareholders pursuant to the Offer, except that tenders by holders of Odd Lots will not be subject to proration (with adjustments to avoid the purchase of fractional Common Shares). See Section 3 of the Offer to Purchase, “Number of Common Shares, Proration”.

All tenders will be subject to adjustment to avoid the purchase of fractional Common Shares (rounding down to the nearest whole number of Common Shares). All payments to Shareholders will be subject to deduction of applicable withholding taxes. See Section 13 of the Circular, “Income Tax Considerations”.

All Deposited Common Shares not purchased, including all Common Shares not purchased due to proration and Common Shares not accepted for purchase, will be returned promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

The Company has concluded it can rely on the “liquid market exemption” specified in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and has determined that: (i) a liquid market (calculated in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) existed for the Common Shares at the time the Offer was announced and as at the date hereof; and (ii) it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for Shareholders who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The Company has also obtained, on a voluntary basis, an opinion from Canaccord Genuity Corp., the dealer manager of the Offer (“Canaccord” or the “Dealer Manager”), as of January 30, 2026 which, subject to the qualifications, assumptions and limitations set out therein, confirms the determination of the Company with respect to market liquidity. The liquidity opinion of Canaccord is reproduced at Schedule A hereto.

As of February 1, 2026, 28,757,629 Common Shares were issued and outstanding. The Common Shares are listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “DCBO”. Accordingly, the Offer is for up to 2,941,176 Common Shares or approximately 10.23% of the total number of issued and outstanding Common Shares at a Purchase Price of US$20.40 per Common Share. On January 28, 2026 (the last trading day before the Offer was publicly announced), the closing price of the Common Shares on the Nasdaq and TSX was US$18.52 and C$25.17 per Common Share, respectively. During the 12 months leading up to and including February 1, 2026, the closing prices of the Common Shares on the Nasdaq and TSX have ranged from a low of US$18.27 to a high of US$42.69 and low of C$25.17 to a high of C$61.16, respectively.

The Company is making the Offer as it believes that the recent trading price of its Common Shares is not fully reflective of the value of its business and future prospects. In such circumstances, the Company and its Board of Directors believe that the Offer is in the best interests of the Company and represents a desirable use of a portion of its existing liquidity. The Company intends to fund the Offer through a combination of approximately US$30,000,000 of cash on hand and an approximate US$30,000,000 draw down on its credit facility, which is in the process of being upsized.

The Company remains focused on making investments to promote long-term growth and profitability, while creating immediate value for shareholders through the Offer. Following the Offer, the Company expects to continue having access to liquidity (including its credit facility) which, combined with the cash flow that it expects to generate, will allow the Company to continue investing in areas of growth, including through strategic investments such as acquisitions.

The Purchase Price will be denominated in U.S. dollars and the Company’s obligation to make payment of amounts owing to a depositing shareholder whose shares are taken up will be made in U.S. dollars. However, shareholders may elect to receive payment of the Purchase Price in Canadian dollars. In such cases, the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder wishing to receive payment in Canadian dollars.

Intercap Equity Inc. (“Intercap”), who beneficially owns 16,285,964 Common Shares (including the 3,630,715 Common Shares it has committed to acquire on or about February 27, 2026, as disclosed in Intercap’s press release of November 28, 2025), representing approximately 56.63% of the Company’s issued and outstanding Common Shares, has informed the Company that it does not intend to participate in the Offer, and, as a consequence, is expected to increase its ownership in the Company.

To the knowledge of the Company and its directors and officers, after reasonable inquiry, no persons named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of the Company” have indicated an intention to deposit Common Shares pursuant to the Offer. However, in the event that the circumstances or decisions of any such persons change, they may decide to tender Common Shares to the Offer or sell their Common Shares through the facilities of the TSX or otherwise during the period prior to the Expiration Date. In addition, certain officers may sell Common Shares on the TSX and Nasdaq while the Offer is outstanding.

Under the Company’s normal course issuer bid established through the facilities of the TSX (the “NCIB”), which commenced on May 20, 2025 and expires no later than May 19, 2026, the Company has not purchased or cancelled any Common Shares. We have temporarily suspended purchases of Common Shares pursuant to the NCIB in accordance with applicable Canadian securities legislation which prohibits the Company and its affiliates from acquiring any Common Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer.

None of Docebo, its Board of Directors, Canaccord or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”. Shareholders must make their own decisions as to whether to deposit Common Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Common Shares pursuant to the Offer. For some Shareholders, the income tax treatment of selling Common Shares to the Company under the Offer may be materially different from the income tax treatment of selling Common Shares in the market. See Section 13 of the Circular – “Income Tax Considerations”.

Shareholders wishing to deposit all or any portion of their Common Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”.

The Offer expires at 5:00 p.m. (Eastern time) on March 10, 2026, unless extended, varied or withdrawn.

The Dealer Manager for the Offer is:

Canaccord Genuity Corp.

By Registered Mail, Mail, Hand or Courier

40 Temperance Street, Suite 2100

Toronto, ON M5H 0B4

Email: ecm@cgf.com

The Depositary for the Offer is:

TSX Trust Company

By Registered Mail, Mail, Hand or Courier

301 – 100 Adelaide St W

Toronto, ON M5H 4H1

Attention: Corporate Actions

North American Toll Free: 1-866-600-5869

Local: 416-342-1091

E-mail: tsxtis@tmx.com

WHERE YOU CAN FIND MORE INFORMATION

You may access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca or the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Docebo is a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) in accordance with Canadian disclosure requirements. Under the Exchange Act, we are still subject to certain reporting obligations and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information. We have filed with the SEC a Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder. Docebo has not sought, and does not currently expect to seek, an exemption from the Canadian Securities Administrators in connection with the Offer.

FORWARD-LOOKING STATEMENTS

All information other than statements of current and historical fact contained in this Offer and Circular is forward-looking information. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “targets”, “expects”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “intends”, “anticipates”, “projects”, “believes”, “pro forma” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved” and similar words or the negative thereof. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information in this Offer and Circular includes, but is not limited to, statements regarding the size, timing, tax consequences, terms and conditions of the Offer, participation in the Offer by members of management, the Company’s directors and any shareholders of the Company, including Intercap; sales outside the Offer by officers and directors of the Company; future cash levels, and investments to promote long-term growth and profitability of the business, including acquisitions and other strategic investments; future financial position and business strategy; purchases under the NCIB; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform; our business plans and strategies; and our competitive position in our industry.

This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this Offer and Circular, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•	the Company’s ability to execute its growth strategies;

•	the impact of changing conditions in the global corporate e-learning market;

•	increasing competition in the global corporate e-learning market in which the Company operates;

•	fluctuations in currency exchange rates and volatility in financial markets;

•	changes in the attitudes, financial condition and demand of our target market;

•	the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;

•	developments and changes in applicable laws and regulations;

•	fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;

•	issues in the use of AI in our platform may result in reputational harm or liability; and

•

such other factors discussed in greater detail under the heading “Summary of Factors Affecting our Performance” in the Company’s most recently filed management’s discussion and analysis and under the heading under “Risk Factors” in the Company’s most recently filed annual information form (which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above should be considered carefully by readers of this Offer and Circular.

v

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Offer and Circular represents our expectations as of the date of specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Offer and Circular is expressly qualified by the foregoing cautionary statements.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

The Offer is made by Docebo, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces and territories of Canada, Shareholders in the United States should be aware that these disclosure requirements are different from those of the United States. Financial statements of Docebo have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are subject to Canadian auditing and auditor independence standards and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with United States generally accepted accounting principles.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is organized under the laws of the province of Ontario, that certain of its directors and officers are residents of Canada, that some or all of the experts named in the Circular are non-residents of the U.S. and that all or a substantial portion of the assets of the Company and said persons are located outside the U.S. It may be difficult to effect service of process on the Company, its officers and directors and the experts named in the Circular. Additionally, it might be difficult for Shareholders to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against the Company or any of its non-U.S. resident directors, officers or the experts named in the Circular or to bring an original action in a Canadian court to enforce liabilities based on the federal or state securities laws against such persons.

Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under U.S. and Canadian law. See Section 13 of the Circular – “Income Tax Considerations”. Shareholders should consult their tax advisors with respect to their particular circumstances and tax considerations applicable to them.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE OR EXCHANGEABLE SECURITIES

The Offer is made only for Common Shares and is not made for any options to purchase Common Shares or any other securities of Docebo that are convertible into or exchangeable or exercisable for Common Shares. Any holder of such options or other securities convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the option or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options or other securities will have the Common Shares issued or deliverable and, if applicable, will have received the certificate(s) or DRS position(s) representing the Common Shares, on such exercise, available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to below in Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”. Any such conversion, exercise or exchange will be irrevocable, including where the Common Shares tendered are subject to proration or otherwise are not taken up.

CURRENCY

All references to “C$” in the Offer to Purchase and the Circular are in Canadian dollars and all references to “US$” are to U.S. dollars, except where otherwise indicated.

On February 1, 2026, the Bank of Canada daily average exchange rate (being the most recently published rate prior to that date) was $1.00 = US$1.3562.

INTERPRETATION

Unless the context otherwise requires, all references in the Offer and Circular to “we”, “us”, “Docebo” or the “Company” refer solely to Docebo Inc. All information in this Offer and Circular is given as of February 1, 2026 unless otherwise indicated.

(i)

APPROVAL AND CERTIFICATE	49

CONSENT OF GOODMANS LLP	50

SCHEDULE A	51

(ii)

GLOSSARY

In this document, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“Agent’s Message” means a message, transmitted by DTC, to and received by the Depositary and forming a part of a DTC book entry confirmation.

“Board of Directors” means the board of directors of the Company.

“Book Entry Confirmation” means a confirmation of a book entry transfer of Common Shares into the Depositary’s account established at CDS in accordance with the terms of the Offer.

“business day” means any day other than a Saturday, a Sunday or federal or statutory holiday in Toronto, Ontario.

“Canaccord” has the meaning given to it in on the cover page of this Offer and Circular.

“CDS” means CDS Clearing and Depository Services Inc.

“CDS Participant” means a participant in CDSX.

“CDSX” means the book entry system administered by CDS.

“Circular” has the meaning given to it in on the cover page of this Offer and Circular.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Shares” has the meaning given to it in on the cover page of this Offer and Circular.

“Company” has the meaning given to it in on the cover page of this Offer and Circular.

“Dealer Manager” has the meaning given to it in on the cover page of this Offer and Circular.

“Depositary” means TSX Trust Company.

“Deposited Common Shares” means Common Shares validly deposited pursuant to the Offer and not properly withdrawn.

“Docebo” has the meaning given to it in on the cover page of this Offer and Circular.

“DRS” means the Direct Registration System maintained by the Company’s transfer agent.

“DTC” means the Depository Trust Company.

“EDGAR” has the meaning given to it under “Where You Can Find More Information” in this Offer and Circular.

“Eligible Institution” has the meaning given to it in Section 5 of the Offer.

“Equivalent Securities” has the meaning given to it under “Procedure for Depositing Common Shares” of the Offer.

“Exchange Act” has the meaning given to it under “Where You Can Find More Information” in this Offer and Circular.

“Expiration Date” has the meaning given to it in on the cover page of this Offer and Circular.

“Expiry Time” means 5:00 p.m. (Eastern time) on the Expiration Date or such later time on the Expiration Date to which the Offer may be extended by the Company.

“IFRS” has the meaning given to it under “Information for United States Shareholders Only” on the cover page of this Offer and Circular.

“Intercap” has the meaning given to it on the cover page of this Offer and Circular.

“IRS” means the United States Internal Revenue Service.

“Letter of Transmittal” means the letter of transmittal in the form forwarded with the Circular.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended.

“Nasdaq” has the meaning given to it on the cover page of this Offer and Circular.

“NCIB” has the meaning given to it on the cover page of this Offer and Circular.

“Non-Resident Shareholder” has the meaning given to it in Section 13 of the Circular.

“Non-U.S. Holder” has the meaning given to it in Section 13 of the Circular.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form forwarded with the Circular.

“Odd Lot” has the meaning given to it in on the cover page of this Offer and Circular.

“Odd Lot Holders” means Shareholders who beneficially own fewer than 100 Common Shares.

“Offer” has the meaning given to it in on the cover page of this Offer and Circular.

“Offer to Purchase” means the attached offer to purchase.

“person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof.

“PFIC” means a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.

“Purchase Price” means US$20.40 per Common Share.

“Resident Shareholder” has the meaning given to it in Section 13 of the Circular.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 302 Tests” has the meaning given to it in Section 13 of the Circular.

“SEDAR+” has the meaning given to it under “Where You Can Find More Information” in this Offer and Circular.

“Shareholders” has the meaning given to it in on the cover page of this Offer and Circular.

“specified amount” has the meaning given to it in Section 14 of the Offer.

“Summary” has the meaning given to it under “Summary” in this Offer and Circular.

“taxable capital gain” has the meaning given to it in Section 13 of the Circular.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder.

“Tax Proposals” has the meaning given to it in Section 13 of the Circular.

“TSX” has the meaning given to it in on the cover page of this Offer and Circular.

“U.S. Holder” has the meaning given to it in Section 13 of the Circular.

“U.S. Securities Act” has the meaning given to it under “Where You Can Find More Information” in this Offer and Circular.

“U.S. Treaty” has the meaning given to it in Section 13 of the Circular.

SUMMARY

This general summary (“Summary”) is solely for the convenience of Shareholders and is qualified in its entirety by reference to the full text and more specific details in the Offer. This Summary highlights material information relating to this Offer, but it is not meant to be a substitute for the information contained in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, the Company urges Shareholders to carefully read the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety prior to making any decision regarding whether or not to deposit Common Shares held or the price or prices at which a Shareholder may choose to deposit Common Shares to the Offer. The Company has included cross-references in this Summary to other sections of the Offer to Purchase, the Circular and the Letter of Transmittal where a Shareholder will find a more complete discussion of the topics mentioned in this Summary. Unless otherwise defined in this Offer to Purchase, capitalized terms have the meaning assigned to them under the heading “Glossary” above.

Shareholders who are in doubt as to how to deal with this Offer should consult their investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

WHO IS OFFERING TO PURCHASE MY COMMON SHARES?

Docebo is offering to purchase for cancellation up to 2,941,176 Common Shares validly tendered and not properly withdrawn pursuant to the Offer having an aggregate purchase price not exceeding US$60,000,000.

WHY IS DOCEBO MAKING THE OFFER?

Docebo is making the Offer because it believes that the recent trading price of its Common Shares is not fully reflective of the value of its business and future prospects. In such circumstances, the Company and its Board of Directors, based on a number of factors, believe that the Offer is in the best interests of the Company and represents a desirable use of a portion of its significant cash on hand. The Company remains focused on making investments to promote long-term growth and profitability, while creating immediate value for shareholders through the Offer. Following the Offer, the Company expects to continue having access to liquidity (including its credit facility) which, combined with the cash flow that it expects to generate, will allow the Company to continue investing in areas of growth, including through strategic investments such as acquisitions. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

WHAT WILL THE PURCHASE PRICE FOR THE COMMON SHARES BE AND WHAT WILL BE THE FORM OF PAYMENT?

Docebo is offering to purchase the Common Shares under the Offer at a Purchase Price of US$20.40 per Common Share. If your Common Shares are purchased under the Offer, you will be paid the Purchase Price in cash (subject to applicable withholding taxes, if any), without interest, promptly following the expiration of the Offer, for each such Common Share, subject to the terms and conditions of the Offer, including the provisions relating to proration and preferential treatment of Odd Lots.. Under no circumstances will the Company or the Depositary pay interest on the Purchase Price, even if there is a delay in making payment. See Section 2 of the Offer to Purchase, “Purchase Price”.

The Purchase Price will be denominated in United States dollars and payments of amounts owing to Shareholders whose Common Shares are taken up will be made in United States dollars. However, Shareholders may elect to receive the Purchase Price in Canadian dollars as described in the Offer. In such case, the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder.

HOW MANY COMMON SHARES WILL DOCEBO PURCHASE?

Docebo will purchase up to 2,941,176 Common Shares validly deposited under the Offer and not properly withdrawn, which represents approximately 10.23% of the Company’s issued and outstanding Common Shares on a non-diluted basis as of February 1, 2026. The Offer is not conditional upon any minimum number of Common Shares being tendered.

WHAT HAPPENS IF THE NUMBER OF COMMON SHARES DEPOSITED TO THE OFFER WOULD RESULT IN AN AGGREGATE PURCHASE PRICE OF MORE THAN US$60,000,000?

If the Offer would result in an aggregate purchase price of more than US$60,000,000, we will purchase a pro-rated portion of the Common Shares so tendered pursuant to the Offer at the Purchase Price (after giving preferential treatment to Odd Lot Holders).

See Section 3 of the Offer to Purchase, “Number of Common Shares, Proration”, for additional details, including the formula that we will use to determine proration. If no tenders are made pursuant to the Offer, we will not purchase any Common Shares pursuant to the Offer.

CAN A SHAREHOLDER TENDER ONLY A PORTION OF THE COMMON SHARES IT HOLDS?

Yes. A Shareholder does not have to tender all of the Common Shares it owns to participate in the Offer, unless the Shareholder is an Odd Lot Holder in which case the Shareholder must tender all of its Common Shares. Partial tenders will not be accepted from Odd Lot Holders. The Shareholder may not tender more Common Shares than it owns in the Offer. See Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”.

HOW DOES A SHAREHOLDER DEPOSIT COMMON SHARES?

In order to deposit Common Shares pursuant to the Offer, a Shareholder must either:

•

deliver a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, to the Depositary at its address set forth on the Letter of Transmittal, prior to 5:00 p.m. (Eastern time) on March 10, 2026 (or such later date and time if the Expiry Time of the Offer is extended). A Shareholder who holds share certificates must deliver the certificates for all Common Shares validly deposited pursuant to the Offer in proper form for transfer, together with its Letter of Transmittal. A Shareholder whose Common Shares are held through DRS must deliver its Letter of Transmittal and DRS positions;

•

tender by following the procedures for book-entry transfer, provided that a Book Entry Confirmation through the CDSX system (in the case of Common Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC) is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time; or

•	follow the guaranteed delivery procedures described under Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”.

If a Shareholder wishes to deposit Common Shares under the Offer and the Common Shares held are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee, the Shareholder should immediately contact its nominee in order to take the necessary steps to be able to deposit the Common Shares held under the Offer. See Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”. See Section 2 of the Offer to Purchase, “Purchase Price”.

HOW LONG DOES A SHAREHOLDER HAVE TO DEPOSIT COMMON SHARES IT OWNS?

A Shareholder may deposit Common Shares held up until the Offer expires. The Offer expires at 5:00 p.m. (Eastern time) on March 10, 2026, or at a later time as the Company may determine. If an investment dealer, stock broker, bank, trust company or other nominee holds Common Shares for a Shareholder, it is likely that the nominee has established an earlier deadline for that Shareholder to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stock broker, bank, trust company or other nominee to determine the nominee’s deadline. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

CAN THE OFFER BE EXTENDED, VARIED OR TERMINATED?

Yes. The Company may extend or vary the Offer in its sole discretion, subject to compliance with all applicable legal requirements. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

The Company expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the events specified under Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”, and (ii) at any time or from time to time prior to the Expiration Date, to amend the Offer in any respect, including increasing or decreasing the number of Common Shares the Company may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable securities legislation.

The Company will not provide for any subsequent offering period following the Expiration Date.

HOW WILL A SHAREHOLDER BE NOTIFIED IF DOCEBO EXTENDS THE OFFER?

If Docebo extends the Offer, Docebo will issue a press release no later than 9:00 a.m. (Eastern time) on the next business day following the last previously scheduled or announced Expiration Date. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

WHAT WILL HAPPEN IF A SHAREHOLDER DOES NOT DEPOSIT COMMON SHARES HELD?

Upon completion of the Offer, if a Shareholder does not deposit the Common Shares held by it to the Offer, that Shareholder will realize a proportionate increase in its equity interest in Docebo to the extent the Company purchases Common Shares pursuant to the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

ARE THERE ANY CONDITIONS TO THE OFFER?

Yes. The Offer is subject to a number of conditions that are customary for a transaction of this nature, such as changes in the market price of the Common Shares or in stock markets generally, the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or Docebo’s business that, in the Company’s sole judgment, acting reasonably, make it inadvisable to proceed with the Offer. The Offer is not conditional upon any minimum number of Common Shares being tendered. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

ONCE A SHAREHOLDER HAS DEPOSITED COMMON SHARES TO THE OFFER, CAN THAT SHAREHOLDER WITHDRAW THOSE COMMON SHARES?

Yes. A Shareholder may withdraw Common Shares deposited pursuant to the Offer (i) at any time before those Common Shares have been taken up by the Company; (ii) at any time before the expiration of 10 days from the date that a notice of change or variation (unless the Common Shares deposited pursuant to the Offer have been taken up by the Company before the date of the notice of change or variation, and other than a variation that (a) consists solely of an increase in the consideration offered for those Common Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (b) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”; and (iii) if those Common Shares have not been paid for by the Company within three (3) business days after having been taken up. See Section 6 of the Offer to Purchase, “Withdrawal Rights”.

HOW DOES A SHAREHOLDER WITHDRAW COMMON SHARES PREVIOUSLY DEPOSITED?

For a withdrawal to be effective, a written notice of withdrawal from or on behalf of the Shareholder must be received by the Depositary prior to the time at which the Common Shares deposited pursuant to the Offer are taken up by the Company at the office as set forth on the Letter of Transmittal or Notice of Guaranteed Delivery of the relevant Common Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Common Shares being withdrawn and must specify the name of the person who deposited the Common Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Common Shares, and the number of Common Shares to be withdrawn. Some additional requirements apply if the Common Shares to be withdrawn have been delivered to the Depositary. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice. See Section 6 of the Offer to Purchase, “Withdrawal Rights”.

WHAT DOES A SHAREHOLDER DO IF THAT SHAREHOLDER OWNS AN “ODD LOT” OF COMMON SHARES?

If a Shareholder owns in the aggregate fewer than 100 Common Shares as of the close of business on the Expiration Date and that Shareholder validly deposits all such Common Shares, the Company will purchase all of those Common Shares without proration (but otherwise subject to the terms and conditions of the Offer) if the Company purchases any Common Shares pursuant to the Offer. This proration preference is not available to holders of 100 or more Common Shares even if holders have separate share certificates, ownership statements or DRS positions for fewer than 100 Common Shares or hold fewer than 100 Shares in different accounts. Odd Lot Holders will be required to tender all Common Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders. If a Shareholder owns an “odd lot” of Common Shares, that Shareholder must check (or tick) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, “Number of Common Shares, Proration” and Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”.

WHEN WILL DOCEBO PAY FOR THE COMMON SHARES DEPOSITED?

Docebo will publicly announce the number of Common Shares validly tendered to the Offer, the number of Deposited Common Shares to be purchased and the aggregate purchase price promptly after the Expiration Date and will take up Common Shares to be purchased pursuant to the Offer promptly after the Expiry Time (which is required to occur no later than 10 days after such time). Docebo will pay for such Common Shares promptly after taking up such Common Shares (which payment is required to occur no later than three (3) business days after the Common Shares have been taken up). See Section 9 of the Offer to Purchase, “Taking Up and Payment for Deposited Common Shares”.

WHAT IS THE RECENT MARKET PRICE OF THE COMMON SHARES?

On January 28, 2026 (the last trading day before the Offer was publicly announced), the closing price of the Common Shares on the Nasdaq and TSX was US$18.52 and C$25.17 per Common Share, respectively. During the past 12 months, the closing prices of the Common Shares on the Nasdaq and TSX have ranged from a low of US$18.27 to a high of US$42.69 and low of C$25.17 to a high of C$61.16, respectively. See Section 5 of the Circular, “Trading Price and Volume”.

WILL A SHAREHOLDER HAVE TO PAY BROKERAGE COMMISSIONS IF COMMON SHARES ARE DEPOSITED?

If a Shareholder is a registered Shareholder and deposits Common Shares directly to the Depositary, the Shareholder will not incur any brokerage commissions. If the Shareholder holds Common Shares through an investment dealer, broker, bank, trust company or other nominee, Docebo urges the Shareholder to consult its nominee to determine whether the Shareholder will incur any brokerage commissions or other transaction costs. See Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”.

WHAT ARE THE INCOME TAX CONSEQUENCES OF DEPOSITING COMMON SHARES TO THE OFFER?

Shareholders should carefully consider the income tax consequences of depositing Common Shares pursuant to the Offer. See Section 13 of the Circular – “Income Tax Considerations”.

For Canadian federal income tax purposes, a Shareholder who sells Common Shares to Docebo under the Offer will be deemed to receive a dividend under the Tax Act equal to the amount by which the amount paid by Docebo for the Common Shares exceeds the “paid-up capital” of the Common Shares for purposes of the Tax Act. In view of the deemed dividend tax treatment that would apply under the Tax Act to a sale of Common Shares under the Offer, as opposed to the capital gain or capital loss treatment that would generally apply to a sale of Common Shares in the market, Shareholders who wish to sell their Common Shares should consult their tax advisors regarding selling their Common Shares in the market as an alternative to accepting the Offer, in order to receive capital gain (or capital loss) treatment on the disposition of their Common Shares and further in the case of Non-Resident Shareholders for the proceeds not to be subject to Canadian withholding tax. The selling price for such market sales may be different from the Purchase Price.

For U.S. federal income tax purposes, the receipt of cash by a U.S. Holder (as defined in Section 13 of the Circular – “Income Tax Considerations”) pursuant to the Offer generally will be treated either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution by Docebo in respect of its Common Shares, depending on the circumstances of such U.S. Holder and its ownership of shares before and after the Offer. If the Company is classified as a PFIC with respect to a U.S. Holder, then such U.S. Holder could be subject to adverse U.S. federal income tax consequences upon the sale of Common Shares pursuant to the Offer. The Company is in the process of performing an analysis and making a determination as to its status as a PFIC under Section 1297 of the Code for the taxable year ended December 31, 2025. The PFIC determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income.

The deemed dividend tax treatment of a sale of Common Shares under the Offer under Canadian law, as well as certain other Canadian federal income tax considerations and certain U.S. federal income tax considerations, are described in general terms in Section 13 of the Circular – “Income Tax Considerations”. Shareholders are urged to carefully consider the income tax consequences of depositing Common Shares pursuant to the Offer and consult with their tax advisors in this regard.

HAS DOCEBO, ITS BOARD OF DIRECTORS OR THE DEALER MANAGER ADOPTED A POSITION ON THE OFFER?

None of the Company, its Board of Directors, Canaccord or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer or as to the purchase price or purchase prices at which any Shareholder may deposit Common Shares under the Offer. Shareholders must make their own decisions as to whether to deposit or refrain from depositing Common Shares pursuant to the Offer and, if so, how many Common Shares to deposit and whether to specify a price and, if so, at what price to deposit such Common Shares. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing Common Shares pursuant to the Offer.

WILL DOCEBO’S DIRECTORS OR OFFICERS OR ANY SIGNIFICANT SHAREHOLDER DEPOSIT COMMON SHARES TO THE OFFER?

Intercap, who beneficially owns 16,285,964 Common Shares (including the 3,630,715 Common Shares it has committed to acquire on or about February 27, 2026, as disclosed in Intercap’s press release of November 28, 2025), representing approximately 56.63% of the Company’s issued and outstanding Common Shares, has informed the Company that it does not intend to participate in the Offer and, as a consequence, is expected to increase its ownership in the Company.

To the knowledge of the Company and its directors and officers, after reasonable inquiry, no persons named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of the Company” have indicated an intention to deposit Common Shares pursuant to the Offer. However, in the event that the circumstances or decisions of any such persons change, they may decide to tender Common Shares to the Offer or sell their Common Shares through the facilities of the TSX, Nasdaq or otherwise during the period prior to the Expiration Date. See Section 12 of the Circular – “Intention to Deposit Common Shares”.

HOW WILL DOCEBO PAY FOR THE COMMON SHARES DEPOSITED TO THE OFFER?

Docebo intends to fund any purchase of Common Shares pursuant to the Offer, including related fees and expenses, through a combination of approximately US$30,0000,000 of available cash on hand and an approximate US$30,000,000 draw down on its existing credit facility. The Offer is not conditional upon the receipt of financing. See Section 3 of the Circular, “Purpose and Effect of the Offer” and Section 15 of the Circular, “Source of Funds”.

WILL DOCEBO HAVE SUFFICIENT FINANCIAL RESOURCES REMAINING UPON COMPLETION OF THE OFFER?

After giving effect to the Offer, Docebo believes that it will continue to have sufficient financial resources and working capital to conduct its business.

WHAT IMPACT WILL THE OFFER HAVE ON THE LIQUIDITY OF THE MARKET FOR THE COMMON SHARES?

Docebo’s Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for Shareholders who do not deposit Common Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The Company has also obtained, on a voluntary basis, an opinion from Canaccord, as of January 30, 2026 which, subject to the qualifications, assumptions and limitations set out therein, confirms the determination of the Company with respect to market liquidity. The liquidity opinion of Canaccord is reproduced at Schedule A hereto. See Section 3 of the Circular, “Purpose and Effect of the Offer – Liquidity of Market”.

WHO CAN I TALK TO IF I HAVE QUESTIONS?

For further information regarding the Offer, a Shareholder may contact the Depositary, the Dealer Manager or consult its own stock broker or other professional advisors. Contact information for the Depositary and the Dealer Manager are set forth on the back cover page of this Offer and Circular.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING COMMON SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THE OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

Neither the SEC, nor any U.S. domestic state, Canadian provincial, territorial or foreign securities commission, has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer. Any representation to the contrary is a criminal offence.

OFFER TO PURCHASE

To the Holders of the Common Shares of Docebo:

1.	The Offer

The Company hereby offers to purchase for cancellation from Shareholders up to 2,941,176 Common Shares, for an aggregate purchase price not exceeding US$60,000,000, upon the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery.

The Offer will commence on February 2, 2026 and expire at 5:00 p.m. (Eastern time) on March 10, 2026, or at such later time and date to which the Offer may be extended by Docebo. See Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”.

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF COMMON SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE, “CERTAIN CONDITIONS OF THE OFFER”.

Subject to the satisfaction or waiver by the Company of the conditions of the Offer, all Shareholders who have validly tendered and have not withdrawn their Common Shares under the Offer will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Common Shares purchased, upon the terms of the Offer, including the provisions relating to proration and the preferential acceptance of Odd Lots described herein. See Section 5 of the Offer to Purchase, “Procedure for Depositing Common Shares”.

All Common Shares not purchased, including all Common Shares not purchased due to proration and Common Shares not accepted for purchase, will be returned promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

None of Docebo, its Board of Directors, Canaccord or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing Common Shares pursuant to the Offer and, if they decide to deposit, how many Common Shares to deposit. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing Common Shares pursuant to the Offer. See Section 13 of the Circular – “Income Tax Considerations”.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery contain important information and should be read carefully before making a decision with respect to the Offer.

2.	Purchase Price

Purchase Price

The Purchase Price is US$20.40 per Common Share. Upon the terms and subject to the conditions of the Offer (including the provisions relating to proration and the preferential acceptance of Odd Lots described herein), all Shareholders who have validly tendered and not withdrawn their Common Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Common Shares purchased by the Company. See Section 3 of the Offer to Purchase, “Number of Common Shares, Proration”.

All tenders will be subject to adjustment to avoid the purchase of fractional Common Shares (rounding down to the nearest whole number of Common Shares). All payments to Shareholders will be subject to deduction of applicable withholding taxes. See Section 13 of the Circular – “Income Tax Considerations”.

Currency

The Purchase Price will be denominated in United States dollars. The Depositary’s currency exchange services will be used to convert payment of these amounts that each shareholder is entitled to receive based on the address of record of such shareholder. Each shareholder with an address outside of Canada will receive payment in U.S. dollars. Each shareholder with an address in Canada will receive payment in Canadian dollars. There is no additional fee payable by shareholders in relation to such conversions of payments. A shareholder may request that its payment of the Purchase Price be paid in a different currency from the specified above. Shareholders can elect to receive Canadian dollars or U.S. dollars by checking the applicable Box D on the Letter of Transmittal.

Each non-registered or beneficial Shareholder who has tendered Common Shares under the Offer will receive payment of the Purchase Price for purchased Common Shares in United States dollars, unless such non-registered Shareholder contacts the intermediary in whose name such Shareholder’s Common Shares are registered and requests that the intermediary make an election on its behalf to receive the Purchase Price in Canadian dollars as described below.

The exchange rate that will be used to convert payments from United States dollars to Canadian dollars will be the rate available from TSX Trust Company, in its capacity as foreign exchange service provider to the Company, on the date on which the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder.

3.	Number of Common Shares, Proration

As at February 1, 2026, there were 28,757,629 Common Shares issued and outstanding. Subject to the satisfaction or waiver by the Company of the conditions of the Offer, the Company will purchase, at the Purchase Price, up to 2,941,176 Common Shares, representing approximately 10.23% of the total number of issued and outstanding Common Shares as at February 1, 2026.

If the number of Deposited Common Shares (not withdrawn in accordance with Section 6 of this Offer to Purchase, “Withdrawal Rights”) is less than or equal to 2,941,176 Common Shares, the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Deposited Common Shares.

If the number of Deposited Common Shares (not withdrawn in accordance with Section 6 of this Offer to Purchase, “Withdrawal Rights”) is greater than 2,941,176 Common Shares, such Deposited Common Shares will be purchased on a pro rata basis according to the number of Common Shares deposited or deemed to be deposited by the depositing Shareholders (with adjustments to avoid the purchase of fractional Common Shares), except that Odd Lot deposits will be accepted for purchase first and will not be subject to proration. An Odd Lot deposit is a deposit by a Shareholder who beneficially owns, in the aggregate, fewer than 100 Common Shares as of the close of business on the Expiration Date, who validly deposits all such Common Shares prior to the Expiry Time and who checks Box A captioned “Odd Lots” in either the Letter of Transmittal or the Notice of Guaranteed Delivery, as the case may be. As set forth above, Odd Lots will be accepted for purchase before any proration. Odd Lot Holders therefore have the opportunity to sell their Common Shares without incurring brokerage commissions or Odd Lot discounts that they might otherwise incur if they were to sell their Common Shares in a transaction on the TSX. Partial deposits will not qualify for this preference. This preference is not available to holders of 100 or more Common Shares, even if holders have separate certificates for fewer than 100 Common Shares or hold fewer than 100 Common Shares in different accounts. The Company’s determination as to proration will be final and binding on all parties.

Under the NCIB, which commenced on May 20, 2025 and expires no later than May 19, 2026, the Company has not purchased or cancelled any Common Shares. We have temporarily suspended purchases of Common Shares pursuant to the NCIB in accordance with applicable Canadian securities legislation which prohibits the Company and its affiliates from acquiring any Common Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer.

4.	Announcement of Purchase Price, Number of Common Shares Validly Tendered and Aggregate Purchase Price

The Company will publicly announce the number of Common Shares validly tendered to the Offer, the number of Deposited Common Shares to be purchased and the aggregate purchase price promptly after the Expiration Date.

5.	Procedure for Depositing Common Shares

Proper Deposit of Common Shares

To deposit Common Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) and DRS statement, if applicable, relating to such Common Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal prior to the Expiration Date, (b) the guaranteed delivery procedure described below must be followed, or (c) such Common Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation through the CDSX system (in the case of Common Shares held by CDS) or an Agent’s Message (in the case of Common Shares held in DTC) must be received by the Depositary in lieu of a Letter of Transmittal).

A non-registered Shareholder who desires to deposit Common Shares under the Offer should immediately contact such Shareholder’s investment dealer, stock broker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to deposit such Common Shares under the Offer. If an investment dealer, stock broker, bank, trust company or other nominee holds Common Shares for a Shareholder, it is likely that the nominee has established an earlier deadline for that Shareholder to instruct the nominee to accept the Offer on its behalf.

Participants of CDS or DTC should contact CDS or DTC, as applicable, to obtain instructions as to the method of depositing Common Shares under the terms of the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing Common Shares under the terms of the Offer.

In accordance with Instruction 5 in the Letter of Transmittal, each registered Shareholder desiring to deposit Common Shares pursuant to the Offer must indicate in Box A, if applicable, whether the Shareholder is making an Odd Lot deposit in accordance with Instruction 5 of the Letter of Transmittal.

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Common Shares for such person’s own account unless at the time of tender and at the Expiry Time such person has a “net long position” in (i) a number of Common

Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Common Shares for the purpose of tendering to the Company within the period specified in the Offer; or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of Common Shares (“Equivalent Securities”) that is equal to or greater than the number of Common Shares tendered and, upon the acceptance of such tender, will acquire such Common Shares by conversion, exchange, or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Common Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Common Shares made pursuant to any method of delivery set forth in the Circular will constitute the tendering Shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Shareholder’s representation and warranty to the Company that (i) such Shareholder has a “net long position” in a number of Common Shares or Equivalent Securities at least equal to the Common Shares being tendered within the meaning of Rule 14e-4; and (ii) such tender of Common Shares complies with Rule 14e-4. The Company’s acceptance for payment of Common Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Shareholder and the Company upon the terms and subject to the conditions of the Offer.

Notice to Holders of Options and Convertible or Exchangeable Securities

The Offer is made only for Common Shares and is not made for any options to purchase Common Shares or any other securities of Docebo that are convertible into or exchangeable or exercisable for Common Shares. Any holder of such options or other securities convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the option or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options or other securities will have the Common Shares issued or deliverable and, if applicable, will have received the certificate(s) or DRS position(s) representing the Common Shares, on such exercise, available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in this Section 5 “Procedure for Depositing Common Shares”. Any such conversion, exercise or exchange will be irrevocable, including where the Common Shares tendered are subject to proration or otherwise are not taken up. Holders of options or other securities should consult their income tax advisors, as there are income tax consequences associated with the exercise of such securities, and should read Section 13 of the Circular – “Income Tax Considerations” as there are tax consequences associated with the deposit of Common Shares pursuant to the Offer.

Signature Guarantees

No signature guarantee by a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”) is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder of the Common Shares exactly as the name of the registered holder appears on the share certificate, ownership statement or DRS position deposited therewith, and payment and delivery is to be made directly to such registered holder, or (b) Common Shares are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

If a certificate, ownership statement or DRS position representing Common Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates, ownership statements or DRS positions representing Common Shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate, ownership statement or DRS position must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate, ownership statement or DRS position with the signature on the certificate or share transfer power of attorney signature guaranteed by an Eligible Institution.

Book-Entry Transfer Procedures

Any financial institution that is a CDS Participant may make book-entry delivery of the Common Shares through CDSX, CDS’s on-line tendering system pursuant to which book-entry transfers may be effected by causing CDS to transfer such Common Shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer through CDSX will constitute a valid tender under the Offer.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its Toronto, Ontario office address set forth on the back cover page of this Offer and Circular prior to the Expiration Date. Shareholders, through their respective CDS Participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS in accordance with its procedures does not constitute delivery to the Depositary.

Shareholders who have an account maintained by DTC may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiry Time. If necessary, the Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed photocopy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Method of Delivery

The method of delivery of certificates representing Common Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Common Shares are to be sent by mail, then registered mail, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Common Shares will only be complete upon actual receipt of such share certificate (and all required accompanying documents) representing such Common Shares by the Depositary.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and cannot deliver certificates for such Common Shares, or the book-entry transfer procedures described above cannot be completed, prior to the Expiry Time or time will not permit all required documents to reach the Depositary prior to the Expiry Time, such Common Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed photocopy thereof, substantially in the form provided by Docebo indicating the type of deposit and is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiry Time; and

(c)

all Deposited Common Shares (including original share certificates, if such Common Shares are held in certificated form) in proper form for transfer (or confirmation of book-entry transfer), together with a properly completed and duly executed Letter of Transmittal or a manually executed photocopy thereof or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by the Letter of Transmittal, are received by the Toronto, Ontario office of the Depositary, before 5:00 p.m. (Eastern time) on or before the first trading day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by e-mail to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Common Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Common Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Common Shares with signatures that are guaranteed if so required or, in the case of a book entry transfer, a Book Entry Confirmation through the CDSX system (in the case of Common Shares held in CDS) or an Agent’s Message (in the case of Common Shares held in DTC) and any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

Determination of Validity, Rejection and Notice of Defect

All questions as to the number of Common Shares to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Common Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. Docebo reserves the absolute right to reject any deposits of Common Shares determined by it not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. Docebo also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Common Shares and Docebo’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No individual deposit of Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Docebo shall determine. None of Docebo, the Depositary, the Dealer Manager, nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them have any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by the Company or the Depositary by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Common Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made until after the date the payment for the Deposited Common Shares accepted for payment pursuant to the Offer is to be made by the Company.

Formation of Agreement

The proper deposit of Common Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

Further Assurances

Each Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of Docebo, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Common Shares to the Company. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

6.	Withdrawal Rights

Except as otherwise provided in this Section 6, deposits of Common Shares pursuant to the Offer will be irrevocable. A Shareholder may withdraw Common Shares deposited pursuant to the Offer: (a) at any time before those Common Shares have been taken up by the Company; (b) at any time before the expiration of 10 days from the date that a notice of change or variation (unless the Common Shares deposited pursuant to the Offer have been taken up by the Company before the date of the notice of change or variation, and other than a variation that (i) consists solely of an increase in the consideration offered for those Common Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”; or (c) if those Common Shares have not been paid for by the Company, within three (3) business days after having been taken up.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date and time specified above at the place of deposit of the relevant Common Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the Common Shares being withdrawn or, in the case of Common Shares tendered by a CDS Participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation through the CDSX system or, in the case of Common Shares tendered by a DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, and must specify the name of the person who deposited the Common Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Common Shares, and the number of Common Shares to be withdrawn. If the certificates for the Common Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Common Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 5 of this Offer to Purchase – “Procedure for Depositing Common Shares”), except in the case of Common Shares deposited by an Eligible Institution. A withdrawal of Common Shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a written or printed copy of a properly completed and executed notice of withdrawal.

A Shareholder who wishes to withdraw Common Shares under the Offer and who holds Common Shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Common Shares under the Offer. Participants of CDS or DTC should contact these depositaries with respect to the withdrawal of Common Shares under the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Common Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Common Shares may be redeposited by a Shareholder prior to the Expiry Time by again following the procedures described in Section 5 of this Offer to Purchase – “Procedure for Depositing Common Shares”.

If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Common Shares or is unable to purchase Common Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all Deposited Common Shares, and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section 6.

7.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or, subject to any applicable rules or regulations, to pay for any Deposited Common Shares, and may withdraw, terminate, extend, vary or cancel the Offer or may postpone the payment for Common Shares deposited, if, at any time before the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred), which in the Company’s sole discretion and judgement, acting reasonably, in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)

there shall have been threatened, taken or pending any action, suit or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Common Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) seeking material damages or that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Company’s securities or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole;

(b)

there shall have been any action, suit or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by or before any court, government or governmental authority or regulatory or administrative agency or any statute, rule or regulation shall become operative or applicable in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Offer;

(c)

no other approval, permit, authorization, favorable review or consent or waiver of or filing with any government or governmental authority or regulatory or administrative agency in any jurisdiction, or any third party consent, required in the reasonable judgment of the Company to be obtained or made in connection with the Offer shall not have been obtained, completed or made on terms and conditions satisfactory to the Company, acting reasonably;

(d)

there shall have occurred (i) any general suspension of trading in, securities on any securities exchange or in the over-the-counter market in Canada or the U.S.; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the U.S. (whether or not mandatory); (iii) a natural disaster, the commencement or escalation of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving Canada or the U.S. or any other country or region where the Company maintains significant business activities but only if such events, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Company’s business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole, or the trading in, or value of, the Common Shares; (iv) any limitation by any government or governmental authority or regulatory or administrative authority or agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions; (v) a decrease in excess of 10% of the market price of the Common Shares on the TSX or Nasdaq measured from the close of business on February 1, 2026; (vi) any material change in short term or long term interest rates; (vii) any change or changes (or any development involving any prospective change or changes) in the general political, market, economic or financial conditions that, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Company’s business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole, or the trading in, or value of, the Common Shares; (viii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average, the S&P 500, the Nasdaq Composite Index or the Nasdaq-100 Index by an amount in excess of 10%, in each case measured from the close of business on February 1, 2026, or (ix) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof;

(e)

there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, income, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole discretion or judgment of the Company, acting reasonably, has, had or may have, individually or in the aggregate, a material adverse effect with respect to the Company and its subsidiaries taken, as a whole, or a material acceleration of the foregoing;

(f)

any take-over bid or tender or exchange offer with respect to some or all of the securities of the Company, or any merger, plan of arrangement, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Company or any of its affiliates, other than the Offer, or any solicitation of proxies, other than by management, to seek to control or influence the Board of Directors, shall have been proposed, announced or made by any individual or entity;

(g)	the Company will have determined, in its sole judgment, acting reasonably, that it would be subject to Part VI.1 tax under the Tax Act in connection with the Offer;

(h)	the completion of the Offer subjects the Company to any material tax liability;

(i)

a material change in Canadian, the U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that in the sole judgment of the Company, acting reasonably, could have, a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Common Shares;

(j)

the Company shall have concluded, in its sole judgment, acting reasonably, that the Offer or the take-up and payment for any or all of the Common Shares by the Company is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities legislation are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from, approvals or waivers of the appropriate courts or securities regulatory authorities in respect of the Offer or such exemptions, approvals or waivers are rescinded or modified in a manner that is not in form and substance satisfactory to the Company;

(k)	Canaccord shall have withdrawn or amended the liquidity opinion provided by it in connection with the Offer;

(l)

the Company reasonably determines that the completion of the Offer and the purchase of the Common Shares may (i) cause the Common Shares to be delisted from the TSX or Nasdaq, or to be eligible for deregistration under the Exchange Act or (ii) constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act; or

(m)

any changes shall have occurred or been proposed to the Tax Act or the Code, the publicly available administrative policies or assessing practices of the Canada Revenue Agency or the IRS, or to relevant tax jurisprudence that, in the sole judgment of the Company, acting reasonably, are materially adverse to the Company or its affiliates taken as a whole or any one or more Shareholders or with respect to making the Offer or taking up and paying for Common Shares; or

(n)	the Company will have concluded that the relief granted by Rule 13e-4(g) under the Exchange Act is not applicable.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, acting reasonably, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such or other right and each right shall be deemed an ongoing right which may be asserted at any time or from time to time unless waived, subject to the potential requirement to disseminate additional offering materials and to extend the Offer, to the extent required by applicable law. Any determination by the Company concerning the events described in this Section 7 shall be final and binding on all parties. Notwithstanding the foregoing, in the event that one or more of the events described above occurs, the Company will promptly notify security holders of the Company’s determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer.

Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. The Company, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, Nasdaq and the applicable securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Common Shares deposited under the Offer, and the Depositary will return all certificates for Deposited Common Shares or the equivalent DRS positions, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

8.	Extension and Variation of the Offer

The Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer” shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 12 of this Offer to Purchase – “Notice”. Promptly after giving notice of an extension or variation to the Depositary, but, in the case of an extension, no later than 9:00 a.m. (Eastern time) on the next business day following the last previously scheduled or announced Expiration Date, the Company will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and Nasdaq and the applicable securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated by electronic mail to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Common Shares may be deposited pursuant to the Offer shall not expire before 10 days (except for any variation increasing or decreasing the percentage of Common Shares to be purchased and the consideration provided for under the Offer, or fees payable to the Dealer Manager of the Offer, in which case the Offer shall not expire before 10 business days) after the notice of variation has been given to holders of Common Shares, unless otherwise permitted by applicable law. In the event of any variation, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase – “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not take up and pay for any Common Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, and/or (ii) at any time or from time to time, to vary the Offer in any respect, including increasing or decreasing the aggregate purchase price for Common Shares that the Company may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable law.

Any such extension, delay, termination or variation will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service.

9.	Taking Up and Payment for Deposited Common Shares

The Company will comply with both Canadian and U.S. regulations governing the timing for acceptance of and payment for the Common Shares. Under Canadian regulations, upon the terms and provisions of the Offer (including proration) and subject to and in accordance with applicable securities laws, the Company is required to take up and pay for the Common Shares properly deposited and not withdrawn under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date, but in any event not later than 10 days after the Expiration Date, provided that the conditions of the Offer (as the same may be varied) have been satisfied or waived. Any Common Shares taken up must be paid for as soon as reasonably practicable, but in any event no later than three (3) business days after they are taken up in accordance with applicable Canadian securities laws. Pursuant to Rule 14e-1(c) under the Exchange Act, the Company is required to promptly accept for payment and promptly thereafter pay for all Common Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

Number of Common Shares

For purposes of the Offer, Docebo will be deemed to have accepted for payment, subject to proration and the preferential acceptance of Odd Lot Holders, Common Shares deposited and not withdrawn as and when Docebo gives written notice to the Depositary of its acceptance of such Common Shares for payment pursuant to the Offer.

Payment

The Purchase Price will be denominated in United States dollars and all payments to Shareholders under the Offer will be made in United States dollars, unless a Shareholder elects to be paid in Canadian dollars in accordance with their Letter of Transmittal.

Payment for Common Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Common Shares with the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from Docebo and transmitting such payment to the depositing Shareholders. Under no circumstances will interest accrue or be paid by Docebo or the Depositary on the Purchase Price to any person depositing Common Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures.

In the event of proration of Common Shares deposited, Docebo will determine the proration factor and pay for those Deposited Common Shares accepted for payment promptly after the Expiration Date. However, Docebo does not expect to be able to announce the final results of any such proration for at least three (3) business days after the Expiration Date.

All Common Shares not purchased, including all Common Shares not purchased due to proration and Common Shares not accepted for purchase, will be returned promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

The Company reserves the right, in its sole discretion, to delay taking up or paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law.

The Purchase Price for Common Shares deposited and purchased will be paid by cheque. Certificate(s) or equivalent ownership statement or DRS position(s) representing Common Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the appropriate boxes in such Letter of Transmittal. In the absence of an address being provided, cheques (if applicable) or certificates will be forwarded to the address of the person as shown on the share register for the Common Shares. Payments will be made net of any applicable withholding taxes. The Purchase Price for Common Shares deposited by book-entry transfer and purchased will be paid by credit to the relevant account at CDS/DTC.

The Depositary will forward, at the Company’s expense, cheques and certificates representing certificated Common Shares not purchased by first-class insured mail, postage pre-paid, to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless the person signing the Letter of Transmittal instructs the Depositary to hold such certificates for Common Shares and/or cheques for pickup). See Section 10 of the Offer to Purchase, “Payment in the Event of Mail Service Interruption”, in the event of real or possible mail service interruption. Any Common Shares deposited by book-entry transfer and not purchased will be credited to the relevant account at CDS/DTC.

All Common Shares purchased by the Company pursuant to the Offer shall be cancelled.

10.	Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques issued in payment for Common Shares purchased under the Offer and certificates for any Common Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Common Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. Docebo will provide notice, in accordance with Section 12 of this Offer to Purchase, “Notice”, of any determination not to mail under this Section 10 as soon as reasonably practicable after such determination is made.

11.	Liens and Dividends

Common Shares acquired pursuant to the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Common Shares to Shareholders of record on or prior to the date upon which the Common Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution whether or not such Shareholder deposits Common Shares pursuant to the Offer.

12.	Notice

Except as may be otherwise required by law and without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is broadly disseminated by press release or mailed by first-class mail, postage prepaid, to the registered holders of Common Shares at their respective addresses as shown on the share registers maintained in respect of the Common Shares and will be deemed to have been received following the issuance of such release or on the first business day following the date of mailing, as applicable. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service following mailing, if applicable. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If any notice is to be given by mail and post offices are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe and Mail or the National Post and in a French language daily newspaper of general circulation in the Province of Québec.

13.	Acquisitions and Dispositions of Common Shares by the Company

Except in limited circumstances under applicable law, the Company is not permitted to acquire, or make or enter into an agreement, commitment or understanding to acquire beneficial ownership of the Common Shares, other than under the Offer until after the Expiry Time.

In addition, except for purchases made through the facilities of the TSX, Nasdaq and in accordance with applicable law, during the period commencing on the Expiration Date and ending on the 20th business day after the Expiration Date, whether or not any Common Shares are taken up under the Offer, the Company must not acquire or offer to acquire beneficial ownership of any Common Shares except by way of a transaction that is generally available to all Shareholders on identical terms.

Although the Company has no present intention to sell Common Shares taken up under the Offer, the Company reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any such Common Shares after the Expiry Time, subject to applicable law and in compliance with section 2.7(2) of NI 62-104. For the purposes of this Section 13 of this Offer to Purchase, the “Company” includes any person acting jointly or in concert with the Company.

14.	Other Terms

No stock broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

For the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Common Share will be an amount equal to the closing trading price for the Common Shares on the TSX on the Expiration Date. We will publicly announce the specified amount when we announce the final results of the Offer.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 13 of the Circular – “Income Tax Considerations”.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Docebo, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares. The Offer is not being made to, and deposits of Common Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Docebo may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation applicable to Docebo with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

Pursuant to Rule 13e-4(g) under the Exchange Act, Docebo has filed with the SEC a Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Schedule 13E-4F, including any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in the Circular under Section 1 “Docebo – Additional Information” with respect to information concerning the Company. In any U.S. jurisdiction where the securities, “Blue Sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

DATED this 1st day of February, 2026, at Toronto, Ontario.

DOCEBO INC. /s/ Alessio Artuffo
Alessio Artuffo Chief Executive Officer and Director

CIRCULAR

This Circular is being furnished in connection with the Offer by Docebo to purchase from Shareholders up to 2,941,176 Common Shares at a Purchase Price of US$20.40 per Common Share, for an aggregate purchase amount not exceeding US$60,000,000. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	Docebo

Overview

The Docebo business was founded in 2005 as a learning management software company that develops and provides as a service to customers its learning management platform for training both internal and external workforces, partners and customers. Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multiproduct learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

Docebo was incorporated under the Business Corporations Act (Ontario) on April 21, 2016. The Company’s head and registered office is located at 366 Adelaide Street West, Suite 701, Toronto, Ontario, Canada, M5V 1R9.

Additional Information

We are subject to the continuous disclosure requirements of applicable Canadian provincial securities legislation and the rules of the TSX, as well as certain requirements of the Exchange Act, and in accordance therewith, file periodic reports and other information with Canadian provincial and territorial securities regulators, the TSX and the SEC relating to our business, financial condition and other matters. Shareholders may access documents filed with Canadian provincial and territorial securities regulators through SEDAR+ at www.sedarplus.ca. Shareholders may access documents filed with or furnished to the SEC through EDGAR at www.sec.gov.

Pursuant to Rule 13e-4(g) under the Exchange Act, Docebo has filed with the SEC a Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F. Docebo has not sought, and does not currently expect to seek, an exemption from the Canadian Securities Administrators in connection with the Offer.

2.	Authorized Capital

The authorized and issued capital of the Company consists of an unlimited number of Common Shares, of which 28,757,629 Common Shares are issued and outstanding as of February 1, 2026.

The holders of the Common Shares are entitled to receive notice of and to attend any shareholders’ meetings and are entitled to one vote in respect of each Common Share held at such meetings. The holders of the Common Shares are entitled to participate equally in dividends, if any, declared in the Common Shares. In the event of the liquidation, dissolution or wind-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up the Company’s affairs, the Common Shares shall rank equally as to priority of distribution. Such distribution shall be made in equal amount per Common Share on all the Common Shares outstanding without preference or distinction.

3.	Purpose and Effect of the Offer

As part of its long-term plan, Docebo continuously evaluates its capital allocation strategies and seeks opportunities to create long term value.

Over the past several years, management and the Board of Directors have been frustrated with the trading price of the Common Shares, believing it does not reflect the value of the Company. This frustration peaked after the trading price of the Common Shares did not react positively following the Company’s announcement on January 20, 2025 that it had acquired all of the issued and outstanding shares of privately held 365Talents, an AI-powered skills intelligence and workforce analytics company based in France.

Accordingly, on January 27, 2026, the Board of Directors met to consider the Offer. At this meeting, management and Canaccord each presented their views on why the Offer represented an attractive use of the Company’s liquidity. Further deliberations were held over the next 24 hours, and the Board of Directors approved the Offer the evening of January 28, 2026.

In considering whether the Offer would be in the best interests of the Company, the Board of Directors gave careful consideration to a number of factors, including, without limitation, the following:

(a)

the recent trading price range of the Common Shares is not considered to be fully reflective of the value of Docebo’s business and future prospects, and that consequently the purchase of Comon Shares represents an attractive use of a portion of the Company’s availability liquidity;

(b)	the Offer represents a desirable use of the Company’s financial resources given its available liquidity and ongoing cash requirements;

(c)

the Offer provides the Company with the opportunity to return up to US$60,000,000 of capital to Shareholders who elect to tender while at the same time increasing the proportionate ownership of Shareholders who do not elect to tender;

(d)	the advice and recommendations of its financial and legal advisors;

(e)

after giving effect to the Offer, the Company expects to have sufficient financial resources and working capital to conduct its ongoing business and operations and make investments to promote the long-term growth and profitability of the business, including through acquisitions;

(f)

the positive impact that the purchase of Common Shares would have on the Company’s earnings and cash flow calculated on a per Common Share basis, as well as on the return on equity on the Common Shares;

(g)

the Offer provides Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to sell such Common Shares for cash should they desire liquidity in quantities and at prices which may otherwise be unavailable in the market and without the usual transaction costs associated with market sales;

(h)	the deposit of Common Shares under the Offer is optional for all Shareholders, and all Shareholders are free to accept or reject the Offer;

(i)	the Offer provides for equal treatment of all Shareholders;

(j)

Shareholders owning fewer than 100 Common Shares whose Common Shares are purchased pursuant to the Offer will avoid any odd lot discounts which may be applicable to a sale of Common Shares over the facilities of the TSX or Nasdaq;

(k)	the Offer is not conditional on any minimum number of Common Shares being deposited;

(l)

Shareholders who do not deposit their Shares under the Offer will realize a proportionate increase in their equity interest in the Company to the extent that Shares are purchased by the Company pursuant to the Offer; and

(m)

the fact that it is reasonable to conclude that, following the completion of the Offer, the Company expects there to be a market for holders of the Common Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

The foregoing summary of the factors considered by the Board of Directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Offer, the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

In summary, for all the reasons set out above, the Board of Directors has approved the making of the Offer, certain terms and conditions of the Offer, the Offer to Purchase, this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

The Company does not consider the Offer to involve a material conflict of interest, as all Shareholders are receiving equal treatment under the Offer. However, the Board did consider the differential position of Intercap given its significant shareholdings. While the Board determined that Intercap’s differential position was mitigated by Intercap’s already significant ownership interest and the Company’s strategic rationale for the Offer, it nonetheless took steps to ensure that the Offer was considered independently of Intercap. Specifically, Jason Chapnik (a director of the Company who beneficially owns, controls or directs, directly or indirectly, all of the equity interests of Intercap and serves as Chief Executive Officer of Intercap) and James Merkur (a director of the Company who serves as President of Intercap) were excluded for a portion of the board meetings held in respect of the Offer, so that the Company’s remaining directors could meet in camera and deliberate the material terms of the transactions. Further, the board approval relating to the Offer was obtained with Messrs. Chapnik and Merkur abstaining.

The Company has temporarily suspended the NCIB in accordance with applicable Canadian securities legislation which prohibits the Company and its affiliates from acquiring any Common Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. Subject to applicable law, Docebo may purchase additional Common Shares in the future on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Common Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.

None of Docebo, its Board of Directors, Canaccord or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Common Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Common Shares and, if so, how many

Common Shares to deposit and whether to specify a price and, if so, at what price to deposit such Common Shares. Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 13 of this Circular – “Income Tax Considerations”.

Liquidity of Market

As at February 1, 2026, there were 28,757,629 Common Shares issued and outstanding, of which approximately 16,387,345 Common Shares comprised the “public float”, which excludes Common Shares beneficially owned, or over which control or direction is exercised, by “related parties” of the Company, as defined under applicable securities laws (which includes directors and senior officers of Docebo and any of its subsidiaries as well as any person that beneficially owns or exercises control or direction over 10% or more of the issued and outstanding Common Shares). The maximum number of Common Shares that Docebo is offering to purchase pursuant to the Offer represents approximately 10.23% of the Common Shares issued and outstanding as at February 1, 2026.

Docebo is relying on the “liquid market exemption” specified in MI 61-101 from the requirement to obtain a “formal valuation” applicable to the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

Docebo has determined that there is a liquid market in the Common Shares because:

(a)	there is a published market for the Common Shares (being the TSX and Nasdaq);

(b)	during the 12-month period before January 29, 2026 (the date the Offer was publicly announced):

(i)

the number of issued and outstanding Common Shares was at all times at least 5,000,000 (excluding Common Shares beneficially owned, or over which control or direction was exercised, by related parties), all of which Common Shares are freely tradeable;

(ii)	the aggregate trading volume of Common Shares on the TSX (being the published market on which the Common Shares were principally traded) was at least 1,000,000 Common Shares;

(iii)	there were at least 1,000 trades in the Common Shares on the TSX; and

(iv)	the aggregate value of the trades in the Common Shares on the TSX was at least C$15,000,000; and

(c)

the market value of the Common Shares on the TSX, as determined in accordance with MI 61-101, was at least C$75,000,000 for December 2025 (the calendar month preceding the calendar month in which the Offer was publicly announced).

Docebo has also obtained, on a voluntary basis, a liquidity opinion of Canaccord to the effect that based upon and subject to the qualifications, assumptions and limitations contained therein and such other matters as Canaccord considered relevant, as of January 30, 2026, (i) a liquid market exists for the Common Shares, and (ii) it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of Common Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The liquidity opinion of Canaccord is reproduced at Schedule A hereto.

Based on the liquid market test set out above and the liquidity opinion of Canaccord, the Board of Directors determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of Common Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of making the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer. Further, the Company does not anticipate any change in a principal market following completion of the Offer.

For further information, see the tables and information included in Section 5 of the Circular, “Trading Price and Volume”, Section 6 of the Circular, “Dividends and Dividend Policy” and Section 7 of the Circular, “Previous Distributions and Purchases of Securities”.

Additional Securities Law Considerations

Docebo is a reporting issuer (or the equivalent thereof) in each of the provinces and territories of Canada and a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act. The Common Shares are listed on the TSX and Nadaq. Docebo believes that the purchase of Common Shares pursuant to the Offer will not result in: (i) Docebo ceasing to be a reporting issuer in any jurisdiction in Canada, or (ii) the Common Shares being delisted from the TSX or the Nasdaq, or be eligible for deregistration under the Exchange Act. The Offer is conditioned upon, among other things, the Company having determined that the consummation of the Offer is not reasonably likely to constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act.

The Common Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Common Shares. The Company believes that, following the repurchase of Common Shares pursuant to the Offer, the Common Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

4.	Financial Statements

A copy of the audited consolidated financial statements of Docebo and the related management’s discussion and analysis as at and for the financial years ended December 31, 2024 and 2023 have previously been filed and are available under Docebo’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. The unaudited condensed consolidated interim financial statements of Docebo and the related management’s discussion and analysis as at and for the three and nine months ended September 30, 2025 and 2024 have also previously been filed and are available under Docebo’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Shareholders may obtain copies of these financial statements, without charge, upon written request to the Company (at Docebo Inc., 366 Adelaide Street West, Toronto, Ontario, M5V 1R9, Attention: Domenic Di Sisto, Chief Legal Officer). Such documents are also available on the Company’s website at www.docebo.com.

5.	Trading Price and Volume

The Common Shares are listed on the TSX and Nasdaq under the symbol “DCBO”.

The following tables set forth the high and low prices per Common Share and the monthly trading volume of the Common Shares on the TSX and Nasdaq for the 12 months preceding the date of the Offer:

TSX

Period	High (C$)	Low (C$)	Volume
February, 2025	61.98	40.30	1,077,173
March, 2025	49.32	40.11	1,498,519
April, 2025	44.88	37.25	1,179,106
May, 2025	46.96	35.61	2,636,622
June, 2025	39.49	35.57	1,188,624
July, 2025	43.71	38.82	972,597
August, 2025	45.62	39.78	1,316,467
September, 2025	43.97	37.80	837,593
October, 2025	40.08	34.34	896,850
November, 2025	36.08	28.32	1,622,842
December, 2025	31.37	28.77	1,015,509
January, 2026	32.39	24.90	1,899,328

Nasdaq

Period	High (US$)	Low (US$)	Volume
February, 2025	43.40	27.61	1,735,665
March, 2025	34.03	27.80	1,931,101
April, 2025	32.37	26.00	1,710,361
May, 2025	33.70	25.50	3,043,714
June, 2025	29.42	26.08	1,636,163
July, 2025	31.98	27.80	1,173,558
August, 2025	33.42	28.85	2,188,041
September, 2025	31.96	27.10	1,538,440
October, 2025	28.72	24.48	1,450,299
November, 2025	26.48	20.20	1,940,759
December, 2025	22.87	20.57	1,712,841
January, 2026	23.45	18.11	2,553,861

On January 28, 2026, the last trading day prior to the date of the announcement by Docebo of the approval by its Board of Directors of the Offer, the closing price of the Common Shares on the Nasdaq and TSX was US$18.52 and C$25.17, respectively.

6.	Dividends and Dividend Policy

Shareholders are entitled to receive, as and when declared by the Board of Directors, dividends which may be paid in money, property or by the issue of fully paid shares in the capital of the Company.

The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and does not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the direction of the Board of Directors and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board of Directors may deem relevant.

The Company has not previously declared a dividend on the Common Shares.

7.	Previous Distributions and Purchases of Securities

Previous Purchases and Sales of Securities

On May 9, 2025, the Company announced its renewal of the NCIB, under which the Company was authorized to acquire up to a maximum of 1,481,659 of its Common Shares, or approximately 5% of the Company’s issued and outstanding Common Shares as of May 6, 2025, for cancellation over the subsequent 12 months. In connection with the NCIB, the Company also renewed its automatic share purchase plan with a third-party broker for purposes of allowing the Company to purchase Common Shares under the NCIB during the Company’s self-imposed trading blackout periods. The Company has temporarily suspended the NCIB in accordance with applicable Canadian securities legislation which prohibits the Company and its affiliates from acquiring any Common Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer.

Other than as set out above and excluding securities purchased or sold pursuant to the exercise of stock options, warrants and conversion rights, during the 12 months preceding the date of the Offer, no Common Shares were purchased or sold by the Company.

Previous Distributions of Securities

The following table sets out the Common Shares that were distributed by the Company pursuant to a public offering for the five years preceding the date of the Offer.

Date of Distribution	Number of Common Shares Issued	Distribution Price per Common Share		Aggregate Proceeds
September 23, 2021	1,000,000	C$	112.00	C$	112,000,000

The following table sets out the Common Shares that were distributed by the Company upon the exercise of stock options on an annual basis for the five years preceding the date of the Offer.

Period of Distribution	Number of Common Shares Issued	Distribution Price per Common Share		Aggregate Proceeds
January 1, 2021 – December 31, 2021	221,941	US$	6.62	US$	1,470,000
January 1, 2022 – December 31, 2022	14,840	US$	16.58	US$	246,000
January 1, 2023 – December 31, 2023	641,396	US$	4.50	US$	2,887,000
January 1, 2024 – December 31, 2024	144,142	US$	31.98	US$	4,610,000
January 1, 2025 – December 31, 2025	17,112	US$	28.58	US$	489,000

The following table sets out the Common Shares that were distributed by the Company upon settlement of restricted share units on an annual basis for the five years preceding the date of the Offer.

Period of Distribution	Number of Common Shares Issued
January 1, 2022 – December 31, 2022	5,515
January 1, 2023 – December 31, 2023	24,359
January 1, 2024 – December 31, 2024	65,997
January 1, 2025 – December 31, 2025	57,913

The following table sets out the Common Shares that were distributed by the Company pursuant to the Employee Share Purchase Plan on an annual basis for the five years preceding the date of the Offer.

Period of Distribution	Number of Common Shares Issued	Distribution Price per Common Share		Aggregate Proceeds
January 1, 2021 – December 31, 2021	4,945	US$	59.05	US$	292,000
January 1, 2022 – December 31, 2022	20,814	US$	36.61	US$	762,000
January 1, 2023 – December 31, 2023	16,685	US$	36.80	US$	614,000
January 1, 2024 – December 31, 2024	14,426	US$	42.49	US$	613,000
January 1, 2025 – December 31, 2025	15,888	US$	34.93	US$	555,000
January 1, 2026 – January 31, 2026	11,081	US$	18.05	US$	200,000

The following table sets out the Common Shares that were distributed by the Company upon release from escrow in connection with acquisitions and contingent consideration within the five years preceding the date of the Offer.

Date of Distribution	Number of Common Shares Issued
April 28, 2022	15,364
April 27, 2023	50,550
April 3, 2025	8,728

8.	Interest of Directors and Officers and Transactions and Arrangements Concerning Securities

Interest of Directors and Officers. Except as set forth in this Offer and Circular, neither the Company nor, to the Company’s knowledge, after reasonable inquiry, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Ownership of the Securities of the Company. The following table indicates, as at February 1, 2026, the number of securities of the Company beneficially owned or over which control or direction is exercised, by each director and officer of the Company and, to the extent known by the Company after reasonable inquiry, by (a) each associate or affiliate of an insider of the Company, (b) each associate or affiliate of the Company, (c) each other insider, as defined in applicable law, of the Company, other than a director or officer of the issuer, and (d) each person acting jointly or in concert with the Company, and the percentage such number of securities represents of the applicable total outstanding number of such securities.

		Common Shares			Options, DSUs and RSUs
Name(1)	Relationship with Company	#		%(2)	# of Options	# of DSUs	# of RSUs	%(3)
Security Holdings as at February 1, 2026
Jason Chapnik	Director (Chair)	—		—	—	36,348	—	0.13%
James Merkur	Director	6,250	(4)	0.02%	18,000	30,904	—	0.17%
Kristin Halpin Perry	Director	5,000	(5)	0.02%	—	30,025	—	0.10%
Steven E. Spooner	Director	8,000		0.03%	—	33,616	—	0.12%
William Anderson	Director	51,500	(6)	0.18%	—	25,984	—	0.09%
Trisha Price	Director	—		—	—	22,363	—	0.08%
Alessio Artuffo	President and Chief Executive Officer	29,283		0.10%	356,772	—	45,202	1.40%
Brandon Farber	Chief Financial Officer	1,348		<0.01%	24,266	—	8,273	0.11%
Mark Kosoglow	Chief Revenue Officer	—		—	23,712	—	11,061	0.12%
Riccardo La Rosa	Chief Technology Officer	—		—	22,603	—	10,276	0.11%
Kyle Lacy	Chief Marketing Officer	—		—	28,519	—	12,966	0.14%
Lauren Tropeano	Chief People Officer	—		—	26,157	—	11,835	0.13%
Intercap Equity Inc.(7)	Significant Shareholder	16,285,964	(8)	56.63%	—	—	—	—

Notes:

(1)

The information concerning securities beneficially owned, directly or indirectly, or over which control or direction is exercised, not being entirely within the knowledge of the Company, was furnished by the respective directors, officers and insiders listed above or, as applicable, based upon public information.

(2)

The percentage of outstanding Common Shares disclosed is calculated as the number of Common Shares held by such director, officer or insider divided by the aggregate number of Common Shares issued and outstanding (on a non-diluted basis).

(3)	Represents the aggregate number of Options, DSUs and RSUs held by the director or officer as of the date hereof as a percentage of the outstanding Common Shares (on a non-diluted basis).
(4)	James Merkur beneficially owns, controls or directs, directly or indirectly 1,250 of these Common Shares through Logan Peak Capital Inc.
(5)	Kristin Halpin Perry beneficially owns, controls or directs, directly or indirectly these Common Shares through Kristin Halpin Perry Revocable Trust.
(6)

William Anderson owns 4,750 of these Common Shares personally and beneficially owns, controls or directs, directly or indirectly 24,250 of these Common Shares through his personal registered retirement savings plan (RRSP) and 22,500 of these Shares through The 2015 William Anderson Family Trust.

(7)	Jason Chapnik beneficially owns, controls or directs, directly or indirectly, all of the equity interests of Intercap.
(8)

Includes 3,630,715 Common Shares that Intercap has committed to acquire from WPGG 14 Investment Ltd. IV as described in Intercap’s press release of November 28, 2025. This transaction is expected to close on or about February 27, 2026.

9.	Commitments to Acquire Common Shares

Docebo has no agreements, commitments or understandings to purchase or otherwise acquire, and will not purchase or otherwise acquire prior to the Expiry Time, Common Shares or other securities of the Company.

Intercap has entered into a definitive agreement dated November 28, 2025 to acquire 3,630,715 Common Shares from WPGG 14 Investment Ltd. for an aggregate cash purchase price of US$68,148,520.55, being US$18.77 per Common Share, with closing expected on or about February 27, 2026, subject to customary conditions. The Company is not a party to this agreement. To the Company’s knowledge, after reasonable enquiry, the principal terms of the agreement are as described in Intercap’s November 28, 2025 press release, and the transaction does not relate to the Offer.

To the Company’s knowledge, after reasonably inquiry, except as described in this Offer and Circular, and for purchases through the exercise or settlement, as applicable, of options, deferred share units and restricted share units, no person or company named above under “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities” has any agreements, commitments or understandings to purchase or otherwise acquire Common Shares or other securities of Docebo.

10.	Benefits from the Offer and Effect on Interested Parties

Except as described or referred to in this Offer to Purchase or this Circular, no person named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of the Company” will receive any direct or indirect benefit from accepting or refusing to accept the Offer other than the Purchase Price for any Common Shares tendered to the Offer and purchased by the Company in accordance with the terms of the Offer.

11.	Material Changes in the Affairs of the Company

Except as publicly disclosed by the Company or as described or referred to in the Offer to Purchase or this Circular, the directors and officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company, or of any undisclosed material changes that have occurred since November 7, 2025, being the date on which the Company’s interim financial statements for the three and nine months ended September 30, 2025 and 2024 were filed on SEDAR+ and EDGAR.

12.	Intention to Deposit Common Shares

Except as described below, to the knowledge of the Company and its directors and officers, after reasonable inquiry, no persons named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of the Company” have indicated an intention to deposit Common Shares pursuant to the Offer. However, in the event that the circumstances or decisions of any such persons change, they may decide to tender Common Shares to the Offer prior to the Expiration Date. In addition, certain directors and officers may sell Common Shares on the TSX or Nasdaq while the Offer is outstanding.

Intercap, who beneficially owns 16,285,964 Common Shares (including the 3,630,715 Common Shares it has committed to acquire on or about February 27, 2026, as disclosed in Intercap’s press release of November 28, 2025), representing approximately 56.63% of the Company’s issued and outstanding Common Shares, has informed the Company that it does not intend to participate in the Offer and, as a consequence, is expected to increase its ownership interest in the Company.

13.	Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

General

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.

Docebo has been advised by Goodmans LLP that the following summary accurately describes, as of the date hereof, certain of the material Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders who sell Common Shares beneficially owned by such Shareholders to Docebo pursuant to the Offer.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. The summary assumes that all of the Tax Proposals will be implemented in the form proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative policies and practices, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not exhaustive of all Canadian federal income tax considerations.

This summary is not applicable to a Shareholder (i) that is a “financial institution” for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) that reports its “Canadian tax results” in a currency other than Canadian dollars, (iv) an interest in which is a “tax shelter investment”, or (v) that has entered into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental agreement” in respect of the Common Shares, as each of those terms is defined in the Tax Act. This summary is also not applicable to a Shareholder that acquired Common Shares pursuant to the exercise of an employee stock option or otherwise in connection with his or her employment and who disposes of the Common Shares pursuant to the Offer. All of the foregoing Shareholders should consult their tax advisors regarding their particular circumstances.

THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED BELOW ON THE SALE OF COMMON SHARES PURSUANT TO THE OFFER DIFFERS FROM THE CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT WHICH WOULD GENERALLY APPLY TO A SALE OF COMMON SHARES IN THE MARKET. ACCORDINGLY, SHAREHOLDERS WHO WISH TO SELL THEIR COMMON SHARES AND WHO ARE NOT GENERALLY EXEMPT FROM CANADIAN FEDERAL INCOME TAX SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SELLING THEIR COMMON SHARES IN THE MARKET AS AN ALTERNATIVE TO SELLING COMMON SHARES PURSUANT TO THE OFFER.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a Common Share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

Tax Considerations for Docebo

Part II.2 of the Tax Act imposes a tax on certain equity repurchases by publicly listed companies, partnerships and trusts (the “Share Buyback Tax”). In general terms, the amount of the Share Buyback Tax is equal to 2% of a covered entity’s net equity repurchases in a taxation year. Subject to certain exclusions, a covered entity’s net equity repurchases are calculated as the amount by which the aggregate fair market value of equity that is redeemed, acquired or cancelled during a year exceeds the aggregate fair market value of equity issued during the year. Part II.2 of the Tax Act is expected to apply in respect of the Offer because Docebo is a “covered entity” as defined in the Tax Act.

Shareholders Resident in Canada

The following portion of the summary is, subject to the discussion under “General” above, applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times (i) is or is deemed to be a resident of Canada, (ii) deals at arm’s length with, and is not affiliated with, Docebo, (iii) holds its Common Shares as capital property and (iv) is not exempt from tax under Part I of the Tax Act (herein, a “Resident Shareholder”). The Common Shares will generally be considered to be capital property to a Resident Shareholder provided that the Resident Shareholder does not hold the Common Shares in the course of carrying on a business of buying and selling shares and has not acquired the Common Shares in a transaction considered to be an adventure or concern in the nature of trade. Certain Resident Shareholders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Shareholders in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Shareholders should consult their tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Disposition of Common Shares

A Resident Shareholder who sells Common Shares to Docebo pursuant to the Offer will be deemed to receive a taxable dividend equal to the amount by which the amount paid by Docebo for the Common Shares exceeds the paid-up capital of the Common Shares for purposes of the Tax Act. Docebo estimates that the paid-up capital per Common Share on the date of take-up under the Offer will be approximately C$11.00 (and following the Expiration Date, Docebo will advise Shareholders of any material change to this estimate). As a result, Docebo has determined that a Resident Shareholder who sells Common Shares under the Offer will be deemed to receive a dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed.

Any dividend deemed to be received by a Resident Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if Docebo validly designates the dividend as an “eligible dividend”. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. Subject to such limitations, Docebo intends to designate all deemed dividends arising as a result of a sale of Common Shares pursuant to the Offer as eligible dividends for these purposes.

Subject to the application of subsection 55(2) of the Tax Act, as described below, any dividend deemed to be received by a Resident Shareholder that is a corporation will be included in computing such Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act.

Under subsection 55(2) of the Tax Act, a Resident Shareholder that is a corporation may be required to treat all or a portion of any deemed dividend that is deductible in computing taxable income as proceeds of disposition of the Common Shares and not as a dividend, generally in circumstances where: (i) the Resident Shareholder would have realized a capital gain if it disposed of any Common Share at fair market value immediately before the sale of Common Shares to the Company; (ii) the sale to the Company resulted in a significant reduction in such capital gain; and (iii) the amount of the deemed dividend exceeds the “safe income” in respect of the particular Common Share that could reasonably be considered to contribute to such capital gain (as determined for purposes of the Tax Act). The application of subsection 55(2) involves a number of factual considerations that will differ for each Resident Shareholder and a Resident Shareholder to whom it may be relevant is urged to consult its tax advisors concerning its application having regard to its particular circumstances.

The amount paid by Docebo under the Offer for the Common Shares less any amount deemed to be received by the Resident Shareholder as a dividend (after the application of subsection 55(2) in the case of a corporate Resident Shareholder) will be treated as proceeds of disposition of the Common Shares. The Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the Common Shares equal to the amount by which the Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the Common Shares sold to Docebo pursuant to the Offer.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder must deduct one-half of the amount of any capital loss realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years.

The amount of a capital loss realized on the disposition of a Common Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the Common Shares (including any dividends deemed to be received as a result of the sale of Common Shares to the Company under the Offer). Similar rules may apply where Common Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders who may be affected by these rules are urged to consult with their tax advisors in this regard.

Special rules may apply to suspend or deny, as applicable, any capital loss realized by a Resident Shareholder on the sale of Common Shares under the Offer if the Resident Shareholder (or a person affiliated with the Resident Shareholder for purposes of the Tax Act) acquires additional Common Shares in the period commencing 30 days prior to, and ending 30 days after, the sale, and such acquired Common Shares are owned by such Resident Shareholder (or a person affiliated with the Resident Shareholder for purposes of the Tax Act) at the end of such period. Resident Shareholders who may be affected by these rules are urged to consult their own tax advisors.

A Resident Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income).

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the sale of Common Shares pursuant to the Offer may give rise to a liability for alternative minimum tax. Such Resident Shareholders should consult their tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Non-Resident Shareholders

The following portion of the summary is, subject to the discussion under “General” above, applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Common Shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Docebo, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere (herein, a “Non-Resident Shareholder”).

A Non-Resident Shareholder who sells Common Shares to Docebo under the Offer will be deemed to receive a dividend equal to the amount by which the amount paid by Docebo for the Common Shares exceeds the paid-up capital of the Common Shares for purposes of the Tax Act. Docebo estimates that the paid-up capital per Share on the date of take-up under the Offer will be approximately C$11.00 (and following the Expiration Date, Docebo will advise Shareholders of any material change to this estimate). As a result, Docebo has determined that Non-Resident Shareholders who sell Common Shares under the Offer will be deemed to receive a dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed. Any such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable tax treaty. For example, a dividend received or deemed to be received by a Non-Resident Shareholder that is a resident of the U.S. for the purposes of the Canada-United States Income Tax Convention (the “U.S. Treaty”), is fully entitled to benefits under the U.S. Treaty, and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15%. Non-Resident Shareholders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty.

In view of the deemed dividend tax treatment described above on a sale of Common Shares under the Offer and the resulting Canadian withholding tax, Non-Resident Shareholders should consult their tax advisors regarding selling their Common Shares in the market as an alternative to selling Common Shares pursuant to the Offer.

The amount paid by Docebo for the Common Shares (less any amount deemed to be received by the Non-Resident Shareholder as a dividend) will be treated as proceeds of disposition of the Common Shares. A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares under the Offer unless the Common Shares are “taxable Canadian property” to the Non-Resident Shareholder at the time of such sale and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares will not constitute taxable Canadian property to a Non-Resident Shareholder, unless, at any time during the 60-month period immediately preceding the disposition, (a) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Resident Shareholder together with all such foregoing persons, owned 25% or more of the issued Common Shares or any other issued class of Docebo’s shares; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. A Common Share may also be deemed to be taxable Canadian property to a Non-Resident Shareholder in certain circumstances specified in the Tax Act.

Even if a Common Share is taxable Canadian property to a Non-Resident Shareholder, any gain realized on a disposition of the Common Share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Non-Resident Shareholders should consult their own tax advisors in this regard.

In the event a Common Share is taxable Canadian property to a Non-Resident Shareholder at the time of disposition and the capital gain realized on disposition of the Common Share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations generally applicable to Shareholders who are U.S. Holders (as defined below) and who sell Common Shares to the Company pursuant to the Offer. This summary is based on the Code, applicable U.S. Treasury regulations promulgated under the Code, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). The Company has not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) or any other taxing authority regarding the tax consequences of the Offer. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Offer. This summary does not discuss all the tax considerations that may be relevant to a particular Shareholder in light of the Shareholder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the special tax accounting rules under Section 451(b) of the Code. Different rules that are not discussed below may apply to some Shareholders subject to special tax rules, including, but not limited to, partnerships (or entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes) or partners in such partnerships, insurance companies, tax-exempt persons, retirement plans, certain financial institutions, real estate investment trusts or regulated investment companies, dealers or traders in securities or currencies, persons that hold Common Shares as a position in a “straddle” or as part of a “hedge”, “conversion transaction” or other integrated investment, persons who received Common Shares as compensation or otherwise in connection with employment, persons who received Common Shares upon the exercise of options, warrants, or other convertible instruments, persons who will own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding stock of the Company, corporations that accumulate earnings to avoid U.S. federal income tax or U.S. Holders whose functional currency is other than the U.S. dollar. This summary does not address any U.S. state, local, or non-U.S. tax or alternative minimum tax considerations that may be relevant to a Shareholder’s decision to tender Common Shares pursuant to the Offer. This summary assumes Common Shares are held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code and only applies to U.S. Holders.

Shareholders are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences of participating in the Offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

A “U.S. Holder” is a beneficial owner of Common Shares who or that is: (a) a citizen or individual resident of the U.S., as determined for U.S. federal income tax purposes; (b) a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust (1) with respect to which a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) otherwise has validly elected under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Common Shares will depend on the status of the partner and the activities of the partnership. Prospective participants in the Offer that are partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them and their partners of the participation in the Offer by the partnership.

Treatment of the Purchase of Common Shares Pursuant to the Offer as a Sale or Exchange or as a Distribution

Subject to the discussion below under “— Passive Foreign Investment Company Considerations”, the Company’s purchase of Common Shares from a U.S. Holder pursuant to the Offer will be treated either as a sale or exchange of the Common Shares or as a distribution by the Company in respect of the Common Shares for U.S. federal income tax purposes. The purchase of Common Shares from a U.S. Holder will be treated as a sale or exchange if (a) the purchase results in a “complete termination” of the U.S. Holder’s equity interest in the Company, (b) the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend”, or (c) as a result of the purchase, there is a “substantially disproportionate redemption” of the U.S. Holder’s equity interest in the Company, each within the meaning of Section 302(b) of the Code, as described below (referred to as the “Section 302 Tests”). The purchase of Common Shares from a particular U.S. Holder will be treated as a distribution with respect to such U.S. Holder’s Common Shares if none of the Section 302 Tests is satisfied with respect to such holder. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax treatment of a payment pursuant to the Offer in their particular circumstances.

In applying each of the Section 302 Tests explained below, U.S. Holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. Holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. Due to the factual nature of the Section 302 Tests explained below, U.S. Holders should consult their tax advisors to determine whether the sale of their shares of Common Stock pursuant to the Offer qualifies for sale or distribution treatment in their particular circumstances. No assurance can be given that a U.S. Holder’s disposition of shares of Common Stock pursuant to the Offer will qualify for sale or exchange treatment, rather than distribution treatment.

(a)

Complete Redemption. A sale of Common Shares pursuant to the Offer will result in a “complete redemption” of the U.S. Holder’s interest in the Company if, immediately after the sale, either (1) the U.S. Holder owns, actually and constructively, no Common Shares; or (2) the U.S. Holder does not actually own any Common Shares and effectively waives constructive ownership of any constructively owned Common Shares under the procedures described in Section 302(c) of the Code. U.S. Holders who desire to file such a waiver are urged to consult their tax advisors.

(b)

Not Essentially Equivalent to a Dividend. A purchase of Common Shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if the purchase results in a “meaningful reduction” in the selling U.S. Holder’s proportionate interest in the Company. Whether a U.S. Holder meets this test will depend on the particular facts and circumstances. In measuring the change, if any, in a U.S. Holder’s proportionate interest in the Company, the meaningful reduction test is applied by taking into account all Common Shares that the Company purchases pursuant to the Offer, including Common Shares purchased from other Shareholders.

The IRS has held in a published ruling that, under the particular facts of the ruling, a small reduction in the percentage share ownership of a small minority shareholder in a publicly and widely held corporation who did not exercise any control over corporate affairs constituted a “meaningful reduction”. Shareholders are urged to consult their tax advisors with respect to the application of the “not essentially equivalent to a dividend” test in their particular circumstances.

(c)

Substantially Disproportionate Redemption. A purchase of Common Shares pursuant to the Offer will be “substantially disproportionate” as to a U.S. Holder if the percentage of the then outstanding Common Shares (and any other classes of our shares entitled to vote) actually and constructively owned by such U.S. Holder immediately after the purchase is less than 80% of the percentage of the outstanding Common Shares (and any other classes of our shares entitled to vote) actually and constructively owned by such U.S. Holder immediately before the purchase. Shareholders are urged to consult their tax advisors with respect to the application of the “substantially disproportionate” test in their particular circumstances.

It may be possible for a tendering U.S. Holder to satisfy one of the Section 302 Tests by contemporaneously selling or otherwise disposing of all or some of the Common Shares that such U.S. Holder actually or constructively owns that are not purchased pursuant to the Offer. Correspondingly, a tendering U.S. Holder may not be able to satisfy one of the Section 302 Tests because of contemporaneous acquisitions of Common Shares by such U.S. Holder or a related party whose Common Shares are attributed to such U.S. Holder.

The Company has not determined as of the date hereof whether the Company intends to report the Company’s purchase of Common Shares pursuant to the Offer as qualifying for sale or exchange treatment or instead as a distribution of property with respect to the Common Shares. That determination may be affected by a number of factors, including whether and to what extent Shareholders participate in the Offer and a Shareholder’s actual and constructive ownership of shares of the Company before and after the Offer. Upon written request by a U.S. Holder, the Company will furnish information to such requesting U.S. Holders as to its determination regarding such intended tax treatment and reporting (which may include an IRS Form 1099-DIV in the case of distribution treatment or an IRS 1099-B in the case of sale or exchange treatment) once that determination is made. The discussion below describes the U.S. federal income tax consequences of the Company’s purchase of Common Shares pursuant to the Offer under each of those two alternative scenarios. Shareholders are urged to consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

Sale or Exchange of Common Shares Pursuant to the Offer

Subject to the PFIC rules discussed below, if any of the Section 302 Tests are satisfied by a U.S. Holder, then such U.S. Holder generally will recognize taxable gain or loss equal to the difference between (a) the amount of cash received pursuant to the Offer (without reduction for withholding tax, if any) and (b) such U.S. Holder’s adjusted tax basis in the tendered Common Shares. A U.S. Holder’s adjusted tax basis generally will be the amount paid to acquire the Common Shares.

Any gain or loss will be long-term capital gain or loss if the holding period for the Common Shares is longer than one year at the time of the sale and will be short-term gain or loss if the holding period is equal to or less than one year. Any long-term capital gain recognized by a non-corporate U.S. Holder generally will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized generally will be treated as “U.S.-source” gain or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on the disposition of the Common Shares. As discussed above under

“Certain Canadian Income Tax Considerations—Non-Resident Shareholders,” any amount paid to a holder of Company Common Shares that is deemed to be a dividend for Canadian tax purposes generally will be subject to Canadian withholding tax. U.S. Holders should review such discussion carefully and discuss the withholding tax, any applicable certifications that may reduce such withholding tax, and the application of the U.S. foreign tax credit rules in their particular circumstances with their tax advisors. The rules governing U.S. foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisors regarding the creditability or deductibility of any foreign taxes. In view of the deemed dividend tax treatment described above on a sale of Common Shares under the Offer and the resulting Canadian withholding tax, U.S. Holders should consult their tax advisors regarding whether and to what extent selling their Common Shares in the market may be an alternative to selling Common Shares pursuant to the Offer.

Distribution in Respect of Common Shares Pursuant to the Offer

Subject to the PFIC rules discussed below, if none of the Section 302 tests are satisfied by a U.S. Holder, then the full amount received pursuant to the Offer (without reduction for withholding tax, if any) will be treated as a distribution with respect to such U.S. Holder’s Common Shares. For U.S. federal income tax purposes, a distribution generally is treated as a dividend to the extent paid out of the paying corporation’s current or accumulated “earnings and profits”, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the paying corporation’s current and accumulated earnings and profits, the excess first is treated as a tax-free return of capital to the extent of a shareholder’s tax basis in its shares, and then as capital gain from the sale or exchange of such shares. We do not calculate earnings and profits under U.S. federal income tax principles. U.S. Holders should consult their tax advisors regarding the treatment of the amount received pursuant to the Offer if none of the Section 302 tests are satisfied.

Subject to applicable limitations, including that the Company is not classified as a PFIC (as defined below) for the current taxable year or for the preceding taxable year, dividends paid to certain non-corporate U.S. Holders are eligible for taxation as “qualified dividend income” and therefore would be taxable at rates applicable to long-term capital gains, provided that certain holding period and other requirements are satisfied. The amount of any dividend will be treated as foreign-source dividend income and therefore U.S. Holders may be entitled to a U.S. foreign tax credit in respect of any Canadian withholding tax imposed on the disposition of the Common Shares (subject to general conditions and limitations of the U.S. foreign tax credit rules). As discussed above under “Certain Canadian Income Tax Considerations—Non-Resident Shareholders,” any amount paid to a holder of Company Common Shares that is deemed to be a dividend for Canadian tax purposes generally will be subject to Canadian withholding tax. U.S. Holders should review such discussion carefully and discuss the withholding tax, any applicable certifications that may reduce such withholding tax, and the application of the U.S. foreign tax credit rules in their particular circumstances with their tax advisors. The rules governing U.S. foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisors regarding the creditability or deductibility of any foreign taxes. Any dividends paid will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Passive Foreign Investment Company Considerations

Certain adverse tax consequences could apply to a U.S. Holder if the Company is or has been treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period. In general, a non-U.S. corporation will be a PFIC with respect to a particular shareholder if, for any taxable year in which the shareholder holds shares, either (i) 75% or more of the corporation’s gross income for the taxable year is “passive income”; or (ii) at least 50% of the value of its assets in a taxable year is attributable to assets that produce or are held for the production of passive income, based on a quarterly weighted average of the fair market value of such assets. For this purpose, “passive income” includes, among other things, dividends, interest, rents or royalties

(other than certain rents or royalties derived from the active conduct of a trade or business), annuities, and gains from assets that produce passive income. Assets that produce or are held for the production of passive income generally include cash, marketable securities and other assets that may produce passive income. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another entity treated as a corporation or partnership for U.S. federal income tax purposes (or, in the case of a partnership, the non-U.S corporation satisfies active partner tests with respect to the partnership), the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such entity and as receiving directly its proportionate share of the other entity’s income. If the Company were classified as a PFIC for any taxable year that a U.S. Holder held Common Shares, the Company generally would continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years, even if the Company ceased to satisfy the requirements for being a PFIC. In addition, a U.S. Holder would be treated as owning a proportionate interest in the shares of any non-U.S. subsidiaries treated as PFICs and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such lower-tier PFICs. If the Company were a PFIC with respect to a U.S. Holder, then such U.S. Holder generally would be subject to adverse tax consequences upon the sale of Common Shares pursuant to the Offer.

The determination of whether any non-U.S. corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Company is in the process of performing an analysis and making a determination as to its status as a PFIC under Section 1297 of the Code for the taxable year ended December 31, 2025. The PFIC determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income. Accordingly, there can be no assurance that the Company has not been or will not be classified as a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held Common Shares, then gain recognized by such U.S. Holder upon the sale or exchange of the Common Shares, including by reason of satisfying one of the Section 302 Tests in connection with the sale of Common Shares pursuant to the Offer, would be allocated rateably over such U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Certain elections, if made, might result in alternative treatments, as noted below. U.S. Holders are urged to consult their own tax advisors about such elections.

If the Company were a PFIC with respect to a U.S. Holder treated as receiving a distribution with respect to Common Shares, as described above under “— Distribution in Respect of Common Shares Pursuant to the Offer”, then any distribution treated as an “excess distribution” generally would be allocated to taxable years and subject to taxation in the same manner as gain, described immediately above. The favorable tax rates generally applicable to long-term capital gains discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. If we are a PFIC, distributions a U.S. Holder receives from us in a taxable year will be treated as an “excess distribution” if such distributions are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our Common Shares.

A U.S. Holder may be able to mitigate the generally unfavorable U.S. federal income tax rules that apply to the ownership and disposition of stock of a PFIC (including potentially arising from the Offer) by making a timely and effective mark-to-market election under Section 1296 of the Code or by making a timely and effective election under Section 1295 of the Code to treat such non-U.S. corporation as a qualified electing fund, if such elections are available. A description of these elections (and other elections that may be made by a U.S. Holder) is beyond the scope of this discussion. We do not intend to provide the necessary information for a U.S. Holder to make a qualified electing fund election nor can any assurances be provided that the mark-to-market election will be available.

Subject to certain exceptions, if a U.S. Holder were to own Common Shares during any taxable year in which the Company is a PFIC, that U.S. Holder generally would be required to file IRS Form 8621 both with respect to the Company and with respect to any lower-tier PFICs. Significant penalties are imposed for failing to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations for U.S. federal income tax purposes.

U.S. Holders are urged to consult their own tax advisors regarding the possible PFIC status of the Company for any relevant taxable year and the tax considerations relevant to a sale of the Common Shares pursuant to the Offer.

Receipt of Foreign Currency

The amount of any distribution paid or payment upon the sale or exchange of Common Shares pursuant to the Offer to a U.S. Holder in foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules may apply to U.S. Holders subject to the accrual method of tax accounting. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Backup Withholding

Under U.S. federal income tax laws, payments to a tendering Shareholder may be subject to “backup withholding”, at the current rate of 24%, if the tendering Shareholder (a) fails to furnish such Shareholder’s correct U.S. social security or other U.S. taxpayer identification number (generally on IRS Form W-9); (b) is notified by the IRS that such Shareholder has previously failed to properly report items subject to backup withholding; or (c) fails under certain circumstances to certify, under penalty of perjury, that such Shareholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such Shareholder that it is subject to backup withholding tax.

A Shareholder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. To prevent backup withholding on cash payable pursuant to the Offer, each Shareholder that is a U.S. person (as defined in the instructions to the IRS Form W-9) should provide the Depositary or other applicable withholding agent with his, her, or its correct U.S. taxpayer identification number and certify that he, she or it is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules generally may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or may be refunded, if such U.S. Holder furnishes certain required information to the IRS in a timely manner.

Tax Considerations for Shareholders Who Do Not Tender Common Shares Pursuant to the Offer

Shareholders who do not sell Common Shares pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Offer.

14.	Legal Matters and Regulatory Approvals

Docebo is not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Common Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition of Common Shares by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. Docebo cannot predict whether it may determine that it must delay the acceptance for payment of Common Shares deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business.

The Company’s obligations under the Offer to take up and pay for Common Shares are subject to certain conditions. See Section 7 of the Offer to Purchase – “Certain Conditions of the Offer”.

15.	Source of Funds

The Company intends to fund any purchase of Common Shares pursuant to the Offer, including related fees and expenses, through a combination of approximately US$30,000,000 available cash on hand and an approximate US$30,000,000 draw down on its existing Facility (as defined below) described herein. The Offer is not conditional on the receipt of financing.

On May 8, 2025, the Company entered into a new revolving operating credit facility (the “Facility”) with National Bank of Canada (the “Lender”). The Facility provides for commitments of US$50,000,000 and includes an accordion feature that permits increases to the commitments up to an aggregate maximum principal amount of US$100,000,000. The Company and the Lender have agreed, subject to customary conditions precedent, including the accuracy of representations and warranties, no default or event of default and no material adverse change, that the accordion feature will be exercised and made available prior to completion of the Offer so that a portion of the proceeds can be used to fund the Offer. The Facility matures on May 8, 2028 and bears interest at variable rates plus a margin that varies with the Company’s leverage. Borrowings under the Facility are required to be repaid at maturity and may become due and payable prior to maturity if the Facility is accelerated following the occurrence of an event of default. The Facility is secured by first-ranking security interests over substantially all present and after-acquired property of the Company and certain subsidiaries and is guaranteed by certain subsidiaries, and contains customary positive, negative and financial covenants and events of default. Drawdowns from the Facility used to finance the Offer will be repaid from cash flows generated from operations.

16.	Dealer Manager

Canaccord has been retained to serve as the Corporation’s financial advisor and dealer manager in connection with the Offer. The Dealer Manager may communicate with investment dealers, stock brokers, commercial banks, trust companies and dealers with respect to the Offer.

Canaccord and its respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other services to us, for which they have received, or we expect they will receive, customary compensation from us.

In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer Manager and its respective affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities. The Dealer Manager may from time to time hold Shares in its proprietary accounts, and, to the extent they own Shares in these accounts at the time of the Offer, the Dealer Manager may tender Shares pursuant to the Offer.

17.	Depositary

Docebo has appointed TSX Trust Company to act as a depositary for, among other things, (a) the receipt of certificates representing Common Shares and related Letters of Transmittal deposited under the Offer, (b) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 5 of the Offer to Purchase, (c) the receipt from the Company of cash to be paid in consideration of the Common Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (d) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or electronic mail and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of Docebo.

18.	Fees and Expenses

Docebo has retained TSX Trust Company to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable Canadian securities laws. Docebo will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies may, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Canaccord has been retained by the Company to serve as its dealer manager, financial advisor and deliver a liquidity opinion in connection with the Offer. Canaccord will receive a fee from Docebo for its services.

Docebo is expected to incur expenses of approximately US$450,000 in connection with the Offer, which includes filing fees, advisory fees and the fees for legal, translation, accounting, depositary, printing and mailing services.

19.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

20.	Valuation and Bona Fide Prior Offers

The Company is relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

To the knowledge of Docebo or any of its directors or senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) regarding the Company, its securities or its material assets has been made in the 24 months before the date of the Offer.

Except as may be set out in this Circular, no bona fide prior offer that relates to the Common Shares or is otherwise relevant to the Offer has been received by the Company during the 24 months preceding the date on which the Offer was publicly announced.

APPROVAL AND CERTIFICATE

February 1, 2026

The Board of Directors of Docebo Inc. has approved the contents of the Offer to Purchase and the accompanying Circular dated February 1, 2026 and the delivery thereof to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

/s/ Alessio Artuffo	/s/ Brandon Farber
Alessio Artuffo Chief Executive Officer	Brandon Farber Chief Financial Officer

On behalf of the Board of Directors

/s/ Jason Chapnik	/s/ Steven Spooner
Jason Chapnik Director	Steven Spooner Director

CONSENT OF GOODMANS LLP

TO:	The Board of Directors of Docebo Inc.

We consent to the inclusion of our name in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” in the Circular dated February 1, 2026 of Docebo in connection with its offer to the holders of its Common Shares.

February 1, 2026

/s/ Goodmans LLP
Goodmans LLP

SCHEDULE A

CANACCORD LIQUIDITY OPINION

See Attached.

Canaccord Genuity Corp. 40 Temperance Street, Suite 2100 Toronto, ON Canada M5H 0B4 T: 416.869.7368 TF: 1.800.382.9280 cgf.com

January 30, 2026

Docebo Inc.

55 York Street – 12th Floor

Toronto, Ontario

M5J 1R7

Re: Liquidity Opinion of Canaccord Genuity

To the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity”, “we” or “us”) understands that Docebo, Inc. (the “Issuer”) intends to make a substantial issuer bid (the “Offer”) to purchase for cash up to US$60,000,000 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share. We understand that the Offer will constitute an “issuer bid” for purposes of National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators (“NI 62-104”). Canaccord Genuity understands that the terms and conditions of the Offer will be set forth in an offer to purchase and issuer bid circular to be dated February 1, 2026 and mailed to the holders of the Common Shares in connection with the Offer (the “Offer to Purchase”). The terms used herein which are used or defined in the Offer to Purchase and not otherwise defined herein will have the same meaning as used in the Offer to Purchase.

Canaccord Genuity has been retained by the Issuer to prepare and deliver to the Board of Directors of the Issuer (the “Board”) an opinion (the “Liquidity Opinion”) as to whether, as of the date hereof, (i) a liquid market (as such term is used in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”)) for the Common Shares exists, and (ii) it is reasonable for the Board to conclude that, following the completion of the Offer, there will be a market for holders of the Common Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. We understand that the Board has sought the Liquidity Opinion from Canaccord Genuity as a basis for relying on an exemption from the requirement to obtain a formal valuation in respect of the Common Shares in accordance with MI 61-101.

Engagement

The Issuer engaged Canaccord Genuity as the Issuer’s financial advisor and, together with Canaccord Genuity’s United States affiliate, as dealer manager of the Offer pursuant to an engagement letter dated January 29, 2026 (the “Engagement Agreement”). As part of its engagement, Canaccord Genuity has also agreed to render the Liquidity Opinion. The Engagement Agreement provides that Canaccord Genuity is to be paid a fixed fee for all of its services under the Engagement Agreement, no part of which is contingent upon the completion or success of the Offer or the conclusions of the Liquidity Opinion and notwithstanding that the Liquidity Opinion may be subsequently amended, supplemented or withdrawn in accordance with the Engagement Agreement. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Issuer in certain circumstances as set out in the Engagement Agreement. The fees paid to Canaccord Genuity in connection with the Engagement Agreement are not financially material to us. Canaccord Genuity consents to: (i) the inclusion of the Liquidity Opinion in its entirety, and a summary thereof in a form acceptable to Canaccord Genuity, acting reasonably, in the Offer to Purchase to be mailed to holders of Common Shares and to the filing thereof, as necessary, by the Issuer with the securities commissions or similar regulatory authorities in Canada: and (ii) the inclusion of references to the Liquidity Opinion, and a summary thereof in a form acceptable to Canaccord Genuity, acting reasonably, in any press release issued by the Issuer in respect of the Offer.

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Credentials of Canaccord Genuity

Canaccord Genuity is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Canaccord Genuity has participated in a significant number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing liquidity opinions. The Liquidity Opinion expressed herein represents the opinion of Canaccord Genuity and its form and content have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture, opinion, valuation, and capital market matters.

Relationship with Interested Parties

Neither Canaccord Genuity nor any of its affiliates is an “issuer insider”, “associated entity” or “affiliated entity” (as those terms are defined in MI 61-101) of the Issuer or any control person of the Issuer, or any person that would reasonably be expected to be a control person of the Issuer upon successful completion of the Offer (collectively, the “Interested Parties”).

Neither Canaccord Genuity nor any of its affiliates has acted as a lead or co-lead underwriter or provided any valuation or financial advisory services to an Interested Party within the past two years (other than pursuant to the Engagement Agreement) or had a material financial interest in any transaction involving an Interested Party. Neither Canaccord Genuity nor any of its affiliates is a lender of any material amount of indebtedness to any Interested Party.

Neither Canaccord Genuity nor any of its affiliates has a material financial interest in the completion of the Offer. The fixed fee payable to Canaccord Genuity pursuant to the Engagement Agreement does not depend in whole or in part on the agreement, arrangement or understanding that gives Canaccord Genuity a financial incentive in respect of the conclusions reached in the Liquidity Opinion or the outcome of the Offer.

There are currently no understandings, agreements or commitments between Canaccord Genuity or any of its affiliates with any Interested Party with respect to future business dealings. Canaccord Genuity acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, may have had and may in the future have positions in the securities of the Issuer, including the Common Shares, or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Issuer and the Offer. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to the Issuer or any of its associates or affiliates, including potential financial advisory, investment banking and capital market activities such as raising debt and equity capital.

Scope of Review

In connection with our Liquidity Opinion, we have reviewed and relied upon (without attempting to independently verify the completeness of or accuracy thereof) or carried out, among other things, the following:

1.	information related to the business, operations and financial performance of the Issuer;

2.	the most recent draft of the Offer to Purchase (the “Draft Offer to Purchase”);

3.	the trading activity, volumes, and price history of the Common Shares on the Toronto Stock Exchange (the “TSX”), the Nasdaq Stock Exchange (the “Nasdaq”) and other alternative trading venues;

4.	the profile of the distribution and ownership of the Common Shares, to the extent publicly disclosed or provided to us by the Issuer;

5.	the trading activity and volumes of equity securities of other entities listed and traded on the TSX and the Nasdaq as we determined necessary in order to provide the Liquidity Opinion;

6.

the number of Common Shares proposed to be purchased under the Offer relative to (i) the total number of Common Shares issued and outstanding, less (ii) the number of Common Shares beneficially owned, or over which control or direction was exercised, by related parties of the Issuer and Common Shares that were not freely tradable (the “public float”);

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7.	certain public information with respect to the Issuer and the Common Shares;

8.	the definition of “liquid market” as outlined in MI 61-101 and certain other parameters in MI 61-101;

9.	certain precedent issuer bids that were considered relevant;

10.	discussions with senior management of the Issuer; and

11.	such other corporate, industry, and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy, and fair presentation of all of the financial (including, without limitation, the financial statements of the Issuer) and other information, data, advice, opinions, or representations obtained by it from public sources, senior management of the Issuer, and their consultants and advisors (collectively, the “Information”). The Liquidity Opinion is conditional upon such completeness, accuracy, and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy, or fair presentation of any of the Information.

Senior officers of the Issuer have represented to Canaccord Genuity in a certificate delivered as of the date hereof, among other things, that: (i) the Information provided orally by, or in the presence of, an officer or employee of the Issuer or in writing by the Issuer, any of its affiliates (as such term is defined in NI 62-104) or any of their respective agents or advisors, for the purpose of preparing the Liquidity Opinion was at the date provided to Canaccord Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of material fact, and did not and does not omit to state any material fact necessary to make such Information or any statement contained therein, not misleading in light of the circumstances under which the Information was provided to Canaccord Genuity; and (ii) since the dates on which the Information was provided to Canaccord Genuity, except as disclosed in writing to Canaccord Genuity, there has been no material change or change in material facts, financial or otherwise, which might reasonably be considered material to the Liquidity Opinion.

In preparing the Liquidity Opinion, Canaccord Genuity has made several assumptions, including that the Offer will be completed in accordance with the terms and conditions of, and substantially within the time frames specified in, the Draft Offer to Purchase without any waiver or amendment of any material term or condition thereof, that there will be no significant immediate change in the holdings of the Common Shares other than as a result of the Offer, and that the disclosure provided or incorporated by reference in the Draft Offer to Purchase with respect to the Issuer, its subsidiaries and affiliates and the Offer is accurate in all material respects.

The Liquidity Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and conditions affecting the Issuer and the Common Shares at the date hereof.

The Liquidity Opinion has been provided for the use of the Board in determining the availability of an exemption from the formal valuation requirements of MI 61-101 and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of Canaccord Genuity. The Liquidity Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Liquidity Opinion that may come or be brought to Canaccord Genuity’s attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact or matter affecting the Liquidity Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify, or withdraw the Liquidity Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Liquidity Opinion. The preparation of an opinion is a complex

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process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Liquidity Opinion is not to be construed as a recommendation to any holder of Common Shares as to whether to tender their Common Shares to the Offer.

For the purposes of the Liquidity Opinion, the phrase “liquid market” has the meaning ascribed thereto in paragraph (b) of subsection 1.2(1) of MI 61-101.

Conclusion

Based upon and subject to the foregoing, Canaccord Genuity is of the opinion that, as of the date hereof: (i) a liquid market for the Common Shares exists; and (ii) it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of the Common Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

Yours Very Truly,

/s/ Cancacord Genuity Corp.

Canaccord Genuity Corp.

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The Dealer Manager for the Offer is:

Canaccord Genuity Corp.

By Registered Mail, Mail, Hand or Courier

40 Temperance Street, Suite 2100

Toronto, ON M5H 0B4

Email: ecm@cgf.com

The Depositary for the Offer is:

TSX Trust Company

By Registered Mail, Mail, Hand or Courier

301 – 100 Adelaide St W

Toronto, ON M5H 4H1

Attention: Corporate Actions

North American Toll Free: 1-866-600-5869

Local: 416-342-1091

E-mail: tsxtis@tmx.com

5

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY DOCEBO INC. TO PURCHASE UP TO US$60,000,000 IN VALUE OF COMMON SHARES OF DOCEBO INC.

LETTER OF TRANSMITTAL

For Deposit of Common Shares

of

DOCEBO INC.

Under the Offer dated February 1, 2026 by Docebo Inc.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON MARCH 10, 2026, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (THE “EXPIRY TIME”).

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING SHARE CERTIFICATE(S) OR DRS; OR

2.	YOU PREVIOUSLY DEPOSITED SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal (the “Letter of Transmittal”), or a manually executed photocopy thereof, properly completed and duly executed, together with all other required documents, must accompany certificates or DRS Statement representing Common Shares (the “Shares”) of Docebo Inc. (“Docebo” or the “Company”) deposited pursuant to the offer (the “Offer”) made by Docebo to purchase from holders of Shares (“Shareholders”) up to 2,941,176 Shares at a purchase price of US$20.40 per Share (the “Purchase Price”), for an aggregate purchase price not exceeding US$60,000,000, upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2026 (the “Offer to Purchase”) and accompanying circular (the “Circular” and together with the Offer to Purchase, collectively, the “Offer and Circular”) and in this Letter of Transmittal and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), and must be received by TSX Trust Company (the “Depositary”) prior to the Expiry Time at its Toronto, Ontario office address set forth on the back cover page of this Letter of Transmittal.

Shareholders can also accept the Offer by following the procedures for book-entry transfer set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”. Shareholders accepting the Offer by following the procedures for book-entry transfer do not need to use this Letter of Transmittal, provided that, as described in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”, (i) in the case of Common Shares held by CDS, the procedures for Book-Entry Confirmation through the CDSX system must be followed, and (ii) in the case of Common Shares held in DTC, an Agent’s Message must be received by the Depositary in lieu of this Letter of Transmittal prior to the Expiry Time at the Depositary’s Toronto, Ontario office address. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) cannot deliver certificates for such Shares, (ii) the book-entry transfer procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares” cannot be completed prior to the Expiry Time, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiry Time, Shareholders must deposit their Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares” by using the Notice of Guaranteed Delivery accompanying the Offer and Circular. See Instruction 2 of this Letter of Transmittal.

The terms and conditions of the Offer and Circular form part of and are incorporated into this Letter of Transmittal. The Offer and Circular contain important information and Shareholders are urged to read the Offer and Circular in their entirety. Capitalized words and defined terms used but not otherwise defined in this Letter of Transmittal which

1

are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular and grammatical variations thereof have corresponding meanings. All references to “$” and “dollars” in this Letter of Transmittal mean United States dollars, unless otherwise indicated. The Purchase Price will be paid in United States dollars provided that a registered Shareholder is to be paid a converted amount in Canadian dollars if either, (i) the registered Shareholder has elected to receive Canadian dollars in this Letter of Transmittal prior to the Expiry Time, or (ii) the registered Shareholder’s address of record is in Canada and the shareholder has not made an election to receive United States dollars prior to the Expiry Time, in which case such registered Shareholder will have acknowledged and agreed to the terms set out therein. The Depositary’s currency exchange services will be used to convert payment of the Purchase Price that each Shareholder is entitled to receive. There is no additional fee payable by registered Shareholders in relation to such conversions of payments. All risks associated with the currency conversion from United States dollars to Canadian dollars including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the registered shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and neither Docebo nor TSX Trust Company or their affiliates are responsible for any such matters.

Shareholders should carefully consider the income tax consequences of accepting the Offer and depositing Shares to the Offer. For some Shareholders, the income tax treatment of selling Shares to the Company under the Offer may be materially different from the income tax treatment of selling Shares in the market. See Section 13 of the Circular entitled “Income Tax Considerations”. All Shareholders are urged to consult their own tax and legal advisors as to the application of Canadian and U.S. federal income tax laws to their particular circumstances.

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone numbers set forth on the back cover page of this Letter of Transmittal. Additional copies of the Offer to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of this Letter of Transmittal and the Notice of Guaranteed Delivery will be accepted. Shareholders may also contact their investment dealer, stock broker, commercial bank, trust company or other nominee for assistance concerning the Offer.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and each of the Depositary and Docebo shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente lettre d’envoi, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE TORONTO, ONTARIO OFFICE ADDRESS OF THE DEPOSITARY SET FORTH ON THE BACK COVER PAGE OF THIS DOCUMENT WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE IRS FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 11). IF YOU HAVE A U.S. ADDRESS BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 11.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:      DOCEBO INC.

AND TO:    TSX TRUST COMPANY, as Depositary

The undersigned (or the person on whose behalf a book-entry is made) hereby deposits, upon the terms and subject to the conditions set forth in the Offer and Circular and this Letter of Transmittal, the Shares listed below and hereby delivers to the Company the enclosed certificate(s) representing the Shares deposited under the Offer at the Purchase Price indicated in this Letter of Transmittal payable in cash (subject to applicable withholding taxes, if any). Subject only to the provisions of the Offer to Purchase regarding withdrawal, the undersigned irrevocably accepts the Offer for such Shares upon the terms and subject to the conditions contained in the Offer and Circular and pursuant to this Letter of Transmittal and the instructions contained herein. The following are the details of the enclosed certificate(s):

BOX 1

COMMON SHARES* (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) or DRS Account Number (If available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL:

* Unless otherwise indicated, the number of Shares evidenced by all certificates delivered will be deemed to have been deposited. If you wish to deposit fewer than all of the Shares evidenced by all certificates listed above, indicate in the fourth column the number of Shares you wish to deposit. See Instruction 8 of this Letter of Transmittal.

The undersigned (or the person on whose behalf book-entry is made) acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the undersigned and Docebo, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer and Circular. The undersigned or the person on whose behalf a book-entry is made represents and warrants that (a) the undersigned or the person on whose behalf a book-entry is made has full power and authority to deposit, sell, assign and transfer the Shares (the “Deposited Shares”) and any Other Securities (as defined below) covered by this Letter of Transmittal delivered to the Depositary and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, rights, assets or other interests (collectively, “Other Securities”) which may be declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Shares to Shareholders with a record date on or after the Effective Date (as defined below), provided that any Other Securities which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record prior to the Effective Date shall be for the account of such Shareholder, (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Shares and any Other Securities deposited under the Offer, (c) the Deposited Shares and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Other Securities to any other person, (d) the deposit of the Deposited Shares and Other Securities complies with applicable securities laws, and (e) when and to the extent the Deposited Shares and Other Securities are taken up and paid for by Docebo, Docebo will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and Circular, subject only to the withdrawal rights set out in the Offer to Purchase, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is made pursuant to the procedure for book-entry transfer set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”) delivers to Docebo the enclosed certificate(s) representing the Deposited Shares, on and subject to the terms and conditions of the Offer and Circular and this Letter of Transmittal, deposits, sells, assigns and transfers to Docebo all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares and any and all Other Securities.

Shares acquired pursuant to the Offer shall be acquired by Docebo free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares with a record date on or after the Effective Date. Any dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record prior to the Effective Date shall be for the account of such Shareholders. Each Shareholder of record as of the applicable record date prior to the Effective Date will be entitled to receive that dividend, distribution, payment, security, right, asset or other interest (if any), whether or not such Shareholder deposits Shares pursuant to the Offer.

The undersigned irrevocably constitutes and appoints, effective on and after the date (the “Effective Date”) that Docebo takes up and accepts for payment the Deposited Shares, each officer and director of Docebo, and any other person designated by Docebo in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Shares covered by this Letter of Transmittal (which Deposited Shares to the extent taken up and paid for, together with any Other Securities thereon, are hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution in the name and on behalf of such Shareholder (such power of attorney being coupled with an interest):

a)	to register or record the transfer of such Purchased Securities to the extent consisting of securities on the appropriate securities register(s) of Docebo;

b)

except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Securities including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Date, to designate in any such instruments, authorizations or consents any person or persons as the proxy or proxy nominee or nominees of such holder of the Purchased Securities in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise, or any adjournments thereof) of holders of relevant securities of Docebo;

c)

to execute, endorse and negotiate, for and in the name of and on behalf of such holder of the Purchased Securities, any and all cheques or other instruments representing any distribution payable to or to the order of the holder(s) of such Purchased Securities as of a record date on or after the Effective Date; and

d)	to present certificates for such Purchased Securities to the extent consisting of securities for cancellation and transfer on the applicable securities register(s) of Docebo for such securities.

The undersigned accepts the Offer under the terms of the Offer and Circular and this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such depositing Shareholder at any time with respect to the Deposited Shares or any Other Securities. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Other Securities by or on behalf of the depositing Shareholder unless and to the extent the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 6 of the Offer to Purchase entitled “Withdrawal Rights”.

The undersigned agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof) of holders of securities of Docebo and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Docebo any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to designate in any such instruments of proxy, the person or persons specified by Docebo as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Docebo, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Docebo and acknowledges that all authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The names of the registered owner(s) of the Deposited Shares should be printed exactly as they appear on the certificate(s) representing the Deposited Shares. The certificate(s) and the number of Shares that the undersigned wishes to deposit should all be indicated in Box 1 of this Letter of Transmittal.

The undersigned understands that under certain circumstances set forth in the Offer and Circular, Docebo may withdraw, terminate, cancel or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable pro-ration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificates for all Shares not purchased, including Shares not purchased due to pro-ration and Shares not accepted for purchase pursuant to the terms and conditions of the Offer and Circular for any reason, will be returned promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder at the address indicated, unless otherwise indicated in Box B, “Payment Instructions“, or Box C, “Special Delivery Instructions“. In the case of Shares deposited by book-entry transfer pursuant to the procedures set out in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”, such Shares will be credited to the depositing Shareholder’s account maintained with CDS.

The undersigned understands and acknowledges that each of Docebo and the Depositary, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any payment to any Shareholder under the Offer such amount as it is required to deduct or withhold from such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law, and remit (or cause to be remitted) such deduction or withholding amount to the appropriate government entity. To the extent that amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Offer as having been paid to the Shareholder to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate government entity.

The undersigned understands that the Purchase Price payable by Docebo, and thus the amount owing to any depositing Shareholder, will be stated and paid in United States dollars (unless the undersigned is a resident in Canada or elects to receive payment in Canadian dollars by checking Box D “Currency of Payment”) and net of any applicable withholding taxes. All cash payable under the Offer will be denominated in United States dollars. Shares taken up and paid for by Docebo, will be promptly cancelled by Docebo.

The undersigned understands that payment for Shares accepted for purchase, and not properly withdrawn, pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from Docebo and transmitting such payment to the depositing Shareholders. The Depositary will also coordinate with CDS with respect to Shareholders who have deposited Shares by way of book-entry transfer which are taken up and accepted for payment by Docebo, to arrange for payment to be made to such Shareholders in accordance with the applicable settlement procedures of CDS. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Under no circumstances will interest accrue or be paid by Docebo or the Depositary to persons depositing Shares regardless of any delay in paying for any Shares or otherwise.

The Depositary will forward, at the Company’s expense, cheques representing the cash payment for a Shareholder’s Shares taken up under the Offer (if applicable), and certificates representing all Shares not purchased, by first-class mail, postage pre-paid, to the undersigned or to such other person or such other address as identified by the undersigned by properly completing Box B, “Payment Instructions”, or Box C, “Special Delivery Instructions” (unless the undersigned instructs the Depositary to hold such cheque and/or Shares for pick-up by properly completing Box E, “Hold for Pick-Up”). Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

If you are a registered Shareholder and you deposit your Shares directly to the Depositary, you will not be obligated to pay any brokerage fees or commissions. If you are a non-registered Shareholder who holds your Shares through an investment dealer, stock broker, commercial bank, trust company or other nominee, you should consult with such persons regarding whether fees or commissions will apply in connection with a deposit of Shares pursuant to the Offer.

BOX A

ODD LOTS

(See Instruction 5)

To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares (being an “Odd Lot”) as of the close of business on the Expiration Date.

The undersigned either (check one):

☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

☐ is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX B PAYMENT INSTRUCTIONS (See Instructions 3, 4, 7 and 8) THIS BOX MUST BE COMPLETED BY ALL SHAREHOLDERS

BOX C

SPECIAL DELIVERY INSTRUCTIONS

(See Instructions 3, 4, 7 and 8)

To be completed ONLY if certificates for Shares not
deposited or not purchased and/or the cheque for the Purchase
Price for Shares purchased are to be sent to someone other
than the undersigned, or to the undersigned at an address other than that shown above.

Issue to:
Name:
(Please print or type)	Mail: ☐ cheque and/or certificate(s) to:

Address:	Name:
(Please print or type)

Address:
(City and Province or State)

(Postal Code or Zip Code)	(City and Province or State)

SIN/TIN:

IMPORTANT: Canadian Shareholders that are individuals must provide their Social Insurance No. All Shareholders that are U.S. persons must provide their U.S. Taxpayer Identification No.

(Shareholders that are U.S. persons.: Please complete the U.S. IRS Form W-9 attached hereto.)

(Postal Code or Zip Code)

BOX D

CURRENCY OF PAYMENT

ALL CASH PAYMENTS TO CANADIAN RESIDENTS WILL BE ISSUED IN CANADIAN DOLLARS. ALL CASH PAYMENTS TO NON-RESIDENTS OF CANADA WILL BE ISSUED IN UNITED STATES DOLLARS. ALTERNATIVELY, REGISTERED SHAREHOLDERS CAN ELECT TO RECEIVE THEIR PREFERRED CURRENCY BY COMPLETING THE ELECTION BOX BELOW PRIOR TO THE EXPIRY TIME

☐ Issue my cash entitlement payment(s) in Canadian dollars

☐ Issue my cash entitlement payment(s) in United States dollars

By electing to receive payment in Canadian dollars instead of United States dollars, the undersigned acknowledges and agrees that (a) the exchange rate used to convert the payment(s) from United States dollars to Canadian dollars will be the rate established by TSX Trust, in its capacity as foreign exchange service provider to the Company, on the date that the funds are converted; which rates will be based on the prevailing market rates on such date; (b) the risks associated with the currency conversion from United States dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion will be borne by the undersigned and neither the Company nor TSX Trust nor any of their respective affiliates are responsible for any such matters; and (c) TSX Trust may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

BOX E Hold for Pick-Up ☐ Hold cheques and/or Shares for pick-up at the office of the Depositary where Shares were deposited.

Box F

☐ Check here if certificates for Deposited Shares are being delivered  pursuant to a Notice of Guaranteed Delivery previously sent to the
   Toronto, Ontario office of the Depositary and complete the following:

Name(s) of Registered Owner(s):

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Eligible Institution Which Guaranteed Delivery:

BOX G
JURISDICTION OF RESIDENCE

(See Instruction 9)

The following certifications assume that the undersigned either (i) is the beneficial holder of the Shares tendered (referred to as the “Beneficial Owner”), or (ii) holds the Shares tendered on behalf of one or more Beneficial Owner(s).

I.   Tax Residency

All Shareholders must complete the following.

The undersigned certifies that the Beneficial Owner(s) (please check one box only):

☐ is (are all) resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) or, if a partnership, is a “Canadian partnership” for the purposes of the Tax Act;

☐ is (are all) not a resident of Canada for the purposes of the Tax Act or, if a partnership, is not a “Canadian partnership” for the purposes of the Tax Act; or

☐ include Beneficial Owners who are resident in Canada and not resident in Canada for purposes of the Tax Act, and the aggregate number of Shares tendered on behalf of each is as follows:

☐ Beneficial Owners resident in Canada:         tendered Shares

☐ Beneficial Owners not resident in Canada:         tendered Shares

II.   Non-Residents of Canada

Shareholders are only required to complete the following if the Beneficial Owner(s) is (are) not resident in Canada for purposes of the Tax Act.

Applicability of a Tax Treaty

Non-resident withholding tax will generally apply, at a rate of 25%, to certain amounts paid or deemed to be paid in respect of Shares beneficially owned by persons not resident in Canada for purposes of the Tax Act. Withholding tax will arise for example with respect to any deemed dividend under the Offer. However, if the Beneficial Owner is entitled to the benefits of a tax treaty entered into between Canada and the Beneficial Owner’s country of residence, the withholding tax rate may be reduced to less than 25%. To benefit from a reduced rate of withholding under a tax treaty, the Shareholder must properly complete and provide the documentation described below.

The undersigned certifies that (please check one box only):

☐ The Shareholder is the Beneficial Owner of the tendered Shares and either (please check one box only):

☐ the Shareholder has completed the Canada Revenue Agency’s Form NR-301 –Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person*, which is included with this Letter of Transmittal; or

☐ the Shareholder has not completed or provided Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person;** or

☐ The Shareholder is not the Beneficial Owner of the tendered Shares, there is only one Beneficial Owner and either (please check one box only):

☐ the Beneficial Owner has completed the Canada Revenue Agency’s Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person,* which is included with this Letter of Transmittal; or

☐ the Beneficial Owner has not completed or provided Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person;** or

☐ The Shareholder is not the Beneficial Owner of the tendered Shares, there is more than one Beneficial Owner and (please check all applicable boxes):

☐ the Beneficial Owners holding     tendered Shares have completed the Canada Revenue Agency’s Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person,* and these Forms are included with this Letter of Transmittal; ** and/or

☐ the Beneficial Owners holding     tendered Shares have not completed or provided Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person.****

* Partnerships or Hybrid Entities must complete Form NR-302 or Form NR-303, as applicable.

** FAILURE TO PROVIDE THIS INFORMATION WILL RESULT IN THE APPLICATION OF A 25% WITHHOLDING TAX RATE TO ANY DEEMED DIVIDEND ARISING UNDER THE OFFER.

BOX H

SHAREHOLDER(S) SIGN HERE

THIS BOX MUST BE COMPLETED BY ALL SHAREHOLDERS

By signing below, the Docebo Shareholder expressly agrees to the terms and conditions set forth above.

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.

Authorized Signature:

(Signature(s) of Shareholder or authorized representative)

Name(s):
(Please print)

Capacity:

Address:
	(Include Postal Code or Zip Code)	(Country)

Telephone (Business Hours):

Dated:

BOX I GUARANTEE OF SIGNATURE(S) (See Instructions 3 and 4)
Authorized Signature:

(Signature(s) of Shareholder or authorized representative)

Name of Guarantor:
(Please print)

Title:

Name of Firm:

Address:

(Include Postal Code or Zip Code)

Area Code and Telephone Number:

Dated:

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.	Use of Letter of Transmittal

a)

This Letter of Transmittal, or a manually executed photocopy thereof, properly completed and duly executed with the signatures guaranteed if required in accordance with Instruction 4 below, together with the accompanying certificate(s) representing the Deposited Shares (or, alternatively, book-entry confirmation with respect thereto) and all other documents required by the terms of the Offer and Circular and this Letter of Transmittal must be received by the Depositary at one of its office addresses set forth on the back cover page of this Letter of Transmittal prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

b)

The method of delivery of Shares and all other required documents is at the option and sole risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will be made only upon actual receipt of such Shares by the Depositary.

c)

A Non-Registered Shareholder whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares, or the book-entry transfer procedures described in the Offer and Circular cannot be completed prior to the Expiry Time, or time will not permit all required documents to reach the Depositary prior to the Expiry Time, such Shares may nevertheless be deposited if all the following conditions are met:

a)	such deposit is made by or through an Eligible Institution (as defined below);

b)

a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed photocopy thereof, in the form provided by Docebo is received by the Depositary at its office in Toronto, Ontario set forth on the back cover page of this document, prior to the Expiry Time; and

c)

the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy thereof, relating to such Shares, with signatures guaranteed by an Eligible Institution if so required in Instruction 4 below, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto, Ontario office address set forth on the back cover page of this Letter of Transmittal before 5:00 p.m. (Eastern Time) on or before the first trading day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by e-mail or by mail to the office of the Depositary in Toronto, Ontario, as set out in this Letter of Transmittal and the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary specified in this Letter of Transmittal does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative in accordance with Instruction 6.

a)

If this Letter of Transmittal is signed by the Registered Shareholder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

b)

Notwithstanding Instruction 3.a), if this Letter of Transmittal is executed by a person other than the Registered Shareholder(s) of the certificate(s) deposited herewith, or if the cheque(s) are to be issued or delivered to a person other than the Registered Shareholder(s), or if the certificate(s) representing Shares in respect of which the Offer is not being accepted are to be returned to a person other than such Registered Shareholder(s) or sent to an address other than the address of the Registered Shareholder(s) shown on the register(s) of Shareholders maintained by or on behalf of Docebo:

i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the Registered Shareholder(s); and

ii)

the signature on the endorsement panel of the certificate(s) or share transfer power of attorney must correspond exactly to the name(s) of the Registered Shareholder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

No signature guarantee is required if either:

a)

this Letter of Transmittal is signed by the Registered Shareholder(s) exactly as the name(s) of the Registered Shareholder(s) appears on the Share certificate(s) deposited with this Letter of Transmittal and payment and delivery is to be made directly to such Registered Shareholder(s) at the address shown on the register(s) of Shareholders maintained by or on behalf of Docebo; or

b)	such Shares are deposited for the account of a firm which is an Eligible Institution.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box I, “Guarantee of Signature(s)”. See Instruction 3.

5.	Odd Lots

As described in Section 3 of the Offer to Purchase entitled “Number of Shares, Proration”, if Docebo purchases any Shares, the Shares purchased first will consist of all Shares so deposited by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who validly deposits all such Shares prior to the Expiry Time. This preference for Odd Lots will not be available unless Box A, “Odd Lots”, is completed. Partial tenders will not be accepted from Odd Lot holders.

6.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Docebo or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

7.	Delivery Instructions

If certificates for Shares not deposited or not purchased and/or cheques are to be issued in the name of a person other than the undersigned or if such certificates and/or cheques are to be sent to someone other than the undersigned or to the undersigned at a different address or if Share certificates and/or cheques for Shares are to be held for pick-up, Box C, “Special Delivery Instructions”, and/or Box E, “Hold for Pick-Up”, on this Letter of Transmittal must be completed, as applicable. If Box B, “Payment Instructions”, is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears on the securities register(s) maintained by or on behalf of Docebo. If Box C, “Special Delivery Instructions”, or Box E, “Hold for Pick-Up”, is not completed, as applicable, certificates for Shares not deposited or not purchased will be mailed to the depositing Shareholder at the address of such holder as it appears on the securities register(s) maintained by or on behalf of Docebo.

8.	Partial Deposits

If less than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled “Number of Shares Deposited” in Box 1. In such case, if any deposited Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box B, “Payment Instructions”, or Box C, “Special Delivery Instructions”, on this Letter of Transmittal, promptly after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Shareholders who deposit their Shares by book-entry transfer.

9.	Tax Residency – Canadian Withholding Tax

Canadian Resident Shareholders

To ensure that non-resident withholding tax is not withheld in respect of tendered Shares beneficially owned by a person resident in Canada for purposes of the Tax Act (or, if a partnership, a “Canadian partnership” for purposes of the Tax Act) (referred to as a “Canadian Resident Beneficial Owner”), the Shareholder must certify in Section I of Box G that the Canadian Resident Beneficial Owner is a resident of Canada (or, if a partnership, is a “Canadian partnership” for the purposes of the Tax Act). Canadian Resident Beneficial Owners and Shareholders holding tendered Shares on behalf of a Canadian Resident Beneficial Owner are only required to complete Section I of Box G. Shareholders who do not properly complete the certification in Section I of Box G regarding the Canadian residency status of a Canadian Resident Beneficial Owner will be assumed to be a non-resident of Canada and subject to a 25% non-resident withholding tax on any relevant amounts.

Non-Canadian Resident Shareholders

Non-resident withholding tax may apply in respect of Shares beneficially owned by a person who is not resident in Canada for purposes of the Tax Act (referred to as a “Non-Canadian Resident Beneficial Owner”). Non-Canadian Resident Beneficial Owners and Shareholders holding Shares on behalf of a Non-Canadian Resident Beneficial Owner are required to complete Sections I and II of Box G.

Applicability of a Tax Treaty

Non-resident withholding tax will generally apply at a rate of 25% to certain amounts paid or deemed to be paid (including any deemed dividend arising under the Offer) in respect of Shares beneficially owned by persons not resident in Canada for purposes of the Tax Act, unless a tax treaty is applicable to reduce the withholding tax rate. Non-Canadian Resident Beneficial Owners will be subject to withholding tax at 25% on any relevant amounts unless the information indicated in Section II of Box G is properly completed and provided along with this Letter of Transmittal.

If the Shareholder is the Beneficial Owner of the tendered Shares, the Shareholder must complete Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable) in order to claim the benefits under a tax treaty. If the Shareholder is not the Beneficial Owner of the tendered Shares, the Shareholder must obtain from each Beneficial Owner wishing to claim the benefits under a tax treaty a completed Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable).

SHAREHOLDERS WHO DO NOT PROPERLY COMPLETE AND PROVIDE FORM NR-301 (OR, IN THE CASE OF A PARTNERSHIP OR HYBRID ENTITY, FORM NR-302 OR NR-303, AS APPLICABLE), WILL BE ASSUMED TO BE SUBJECT TO 25% NON-RESIDENT WITHHOLDING TAX RATE ON ANY RELEVANT AMOUNTS.

10.	U.S. Federal Backup Withholding Tax – IRS Form W-9 or W-8

Under U.S. federal income tax law, Shareholders may be subject to backup withholding (currently at a rate of 24%) on the gross proceeds of any payment which such Shareholder is entitled to in connection with the Offer, unless the Shareholder provides its correct taxpayer identification number and complies with applicable certification procedures or otherwise establishes an exemption from backup withholding. U.S. federal income tax law generally requires a Shareholder who is a “U.S. person,” as determined for U.S. federal income tax purposes (and defined in the instructions to the enclosed IRS Form W-9), who receives cash in exchange for, or as a distribution in respect of, its Shares to provide the Depositary with its correct U.S. taxpayer identification number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s U.S. Social Security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the U.S. Internal Revenue Service (the “IRS”) and backup withholding. If withholding results in an overpayment of taxes, a refund generally may be obtained if such U.S. person furnishes certain required information to the IRS in a timely manner.

To prevent backup withholding, each U.S. person must provide such holder’s correct TIN by completing the IRS Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that it is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders are generally not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of IRS Form W-9, enter the appropriate “Exempt payee code” in Box 4 of such form, and sign and date the form.

If Shares are held in more than one name or are not in the name of the actual owner, consult the IRS Form W-9 for information on which TIN to report.

If a U.S. person does not have a TIN, such U.S. should: (i) consult the enclosed IRS Form W-9 for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part I of the IRS Form W-9, and (iii) sign and date the IRS Form W-9. In such case, the Depositary may withhold 24% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the IRS Form W-9 is not applicable to a registered Shareholder that has a U.S. address because such registered Shareholder is not a U.S. person for U.S. federal income tax purposes (as defined in the instructions to the IRS Form W-9), such Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8 certifying its non-U.S. status, signed under penalty of perjury. An appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 ENCLOSED WITH THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE OFFER.

11.	Currency of Payment

All amounts payable under the Offer will be paid in United States dollars (unless the Shareholder accepting the Offer elects to receive payment in Canadian dollars by checking Box D “Currency of Payment”).

12.	Miscellaneous

a)

If the spaces provided in Box 1 of this Letter of Transmittal relating to the number and description of Deposited Shares are inadequate, the certificate number and/or the number of Deposited Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

b)

If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration. No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal (or a manually executed photocopy hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable laws.

c)

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

d)

Registered Shareholders who deposit their Shares directly to the Depositary will not be obligated to pay any brokerage fees or commissions. Non-Registered Shareholders who hold their Shares through an investment dealer, stock broker, commercial bank, trust company or other nominee should consult with such persons regarding whether fees or commissions will apply in connection with a deposit of Shares pursuant to the Offer.

e)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

f)

All questions as to the number of Shares to be accepted and taken up, the price per Share to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by Docebo, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all deposits of Shares judged by it not to be in proper form or which, in the opinion of its counsel, may be unlawful for it to accept under the laws of any jurisdiction. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be validly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

g)

Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its addresses provided on the back cover page of this Letter of Transmittal.

13.	Lost or Mutilated Certificates

If a certificate has been lost, destroyed, mutilated or misplaced, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, destruction, mutilation or misplacement (and the certificate representing the Shares in the case of mutilated certificates) to the Depositary at its office in Toronto, Ontario. The Depositary will forward such documentation to the transfer agent and registrar for the Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or misplaced, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

PRIVACY NOTICE

TSX Trust Company is committed to protecting your personal information. In the course of providing services to you and the TSX Trust Company’s corporate clients, the TSX Trust Company receives non-public personal information about you from transactions the TSX Trust Company performs for you, forms you send the TSX Trust Company, other communications the TSX Trust Company has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The TSX Trust Company uses this to administer your account, to better serve you and the TSX Trust Company’s clients’ needs and for other lawful purposes relating to the TSX Trust Company’s services. Some of your information may be transferred to servicers for data processing and/or storage. The TSX Trust Company has prepared a Privacy Policy to tell you more about the TSX Trust Company’s information practices, how your privacy is protected and how to contact the TSX Trust Company’s Chief Privacy Officer. It is available at TSX Trust Company’s website, www.tsxtrust.com or by writing TSX Trust Company at 301 - 100 Adelaide St W, Toronto, Ontario, M5H 4H1. The TSX Trust Company will use the information you are providing in order to process your request and will treat your signature(s) as your consent to the TSX Trust Company doing so.

Form W-9 (Rev. March 2024) Request for Taxpayer Identification Number and Certification Department of the Treasury Internal Revenue Service Go to www.irs.gov/FormW9 for instructions and the latest information. Give form to the requester. Do not send to the IRS. Before you begin. For guidance related to the purpose of Form W-9, see Purpose of Form, below. Print or type. See Specific Instructions on page 3. 1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.) 2 Business name/disregarded entity name, if different from above. 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor C corporation S corporation Partnership Trust/estate LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) Note: Check the “LLC” box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner. Other (see instructions) 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) (Applies to accounts maintained outside the United States.) 5 Address (number, street, and apt. or suite no.). See instructions. 6 City, state, and ZIP code Requester’s name and address (optional) 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester for guidelines on whose number to enter. Social security number or Employer identification number Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. What’s New Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they Cat. No. 10231X Form W-9 (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid). • Form 1099-DIV (dividends, including those from stocks or mutual funds). • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds). • Form 1099-NEC (nonemployee compensation). • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers). • Form 1099-S (proceeds from real estate transactions). • Form 1099-K (merchant card and third-party network transactions). • Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition). • Form 1099-C (canceled debt). • Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued); 2. Certify that you are not subject to backup withholding; or 3. Claim exemption from backup withholding if you are a U.S. exempt payee; and 4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and 5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities. The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity. • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust. • In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust. See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester; 2. You do not certify your TIN when required (see the instructions for Part II for details); 3. The IRS tells the requester that you furnished an incorrect TIN; 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or 5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filledout form” above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier. What Is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. • Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application. • Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as” (DBA) name on line 2. • Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. • Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2. • Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2. Line 3a Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a. IF the entity/individual on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation. • Individual or • Sole proprietorship Individual/sole proprietor. • LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation. • Partnership Partnership. • Trust/estate Trust/estate. Line 3b Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b. Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply. Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. 3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities. 5—A corporation. 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory. 7—A futures commission merchant registered with the Commodity Futures Trading Commission. 8—A real estate investment trust. 9—An entity registered at all times during the tax year under the Investment Company Act of 1940. 10—A common trust fund operated by a bank under section 584(a). 11—A financial institution as defined under section 581. 12—A middleman known in the investment community as a nominee or custodian. 13—A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . • Interest and dividend payments All exempt payees except for 7. • Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. • Barter exchange transactions and patronage dividends Exempt payees 1 through 4. • Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 5.2 • Payments made in settlement of payment card or third-party network transactions Exempt payees 1 through 4. 1 See Form 1099-MISC, Miscellaneous Information, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) entered on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37). B—The United States or any of its agencies or instrumentalities. C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i). E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i). F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state. G—A real estate investment trust. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940. I—A common trust fund as defined in section 584(a). J—A bank as defined in section 581. K—A broker. L—A trust exempt from tax under section 664 or described in section 4947(a)(1). M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5 Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) other than an account maintained by an FFI The actual owner of the account or, if combined funds, the first individual on the account1 3. Two or more U.S. persons (joint account maintained by an FFI) Each holder of the account 4. Custodial account of a minor (Uniform Gift to Minors Act) The minor2 5. a. The usual revocable savings trust (grantor is also trustee) The grantor-trustee1 b. So-called trust account that is not a legal or valid trust under state law The actual owner1 6. Sole proprietorship or disregarded entity owned by an individual The owner3 7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))** The grantor* For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an individual The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 11. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee 14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 15. Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))** The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) * Note: The grantor must also provide a Form W-9 to the trustee of the trust. ** For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax return preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Offer is:

TSX Trust Company

By Registered Mail, Hand or by Courier

301 – 100 Adelaide St W

Toronto, ON M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-600-5869

Local: 416-342-1091

E-mail: tsxtis@tmx.com

Any questions or requests for assistance may be directed to the Depositary at the address and telephone number set forth above. Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of this Letter of Transmittal will be accepted. Shareholders may also contact their investment dealer, stock broker, commercial bank, trust company or other nominee for assistance concerning the Offer.

Canada Revenue Agency Agence du revenue du Canada Protected B when completed NR301 Declaration of eligibility for benefits (reduced tax) under a tax treaty for a non-resident person (NOTE: Partnerships should use Form NR302 and hybrid entities should use Form NR303) Use this form if you are a non-resident taxpayer resident in a country that Canada has a tax treaty with and you are eligible to receive the reduced rate of tax or exemption provided by the treaty on all or certain income and you: receive income subject to Part XIII withholding tax, such as investment income, pension, annuities, royalties, and estate or trust income, and the withholding tax rate is reduced by the tax treaty, or are completing forms T2062, Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Taxable Canadian Property or T2062A, Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Canadian Resource or Timber Resource Property, Canadian Real Property (Other Than Capital Property), or Depreciable Taxable Canadian Property to request a certificate of compliance for the disposition of treaty protected property, or derive income of any kind through a partnership or hybrid entity and it asks you to complete Form NR301 to support a declaration by the partnership or hybrid entity. Please refer to the instruction pages for more information. Part 1. Legal name of non-resident taxpayer (for individuals: first name, last name) Part 2. Mailing address: P.O. box, apt no., street no., street name and city State, province or territory Postal or zip code Country Part 3. Foreign tax identification number Part 4. Recipient type Individual Corporation Trust Part 5. Tax identification number Enter your Canadian social insurance number or Canadian individual tax number, if you have one: Enter the trust’s Canadian account number, if it has one: R C T Part 6. Country of residence for treaty purposes Enter the corporation’s Canadian business number, if it has one: Part 7. Type of income for which the non-resident taxpayer is making this declaration Interest, dividends, and/or royalties Trust income Other – specify income type or indicate “all income” Part 8. Certification and undertaking I certify that the information given on this form is correct and complete. I certify that I am, or the non-resident taxpayer is, the beneficial owner of all income to which this form relates. I certify that to the best of my knowledge and based on the factual circumstances that I am, or the non-resident taxpayer is, entitled to the benefits of the tax treaty between Canada and the country indicated in part 6 on the income listed in part 7. I undertake to immediately notify whoever I am submitting this form to (whether it is the payer, agent or nominee, CRA, or the partnership or hybrid entity through which the income is derived) of any changes to the information provided on this form. Signature of non-resident taxpayer or authorized person Name of authorized person (print) Position/title of authorized person Telephone number Date (YYYY/MM/DD) Expiry date – For Part XIII tax withholding purposes, this declaration expires when there is a change in the taxpayer’s eligibility for treaty benefits or three years from the end of the calendar year in which this form is signed and dated, whichever is earlier. NR301 E (Ce formulaire est disponible en français.)

Do not use this form: to support exemptions from tax under Article XXI of the Canada-U.S. tax treaty. You must apply to the CRA for a Letter of Exemption. Refer to guide T4016, Exempt U.S. Organizations – Under Article XXI of the Canada-United States Tax Convention. to support exemptions under a tax treaty that does not tax pension income if the total amount received from all payers is less than a certain threshold amount, or in other situations where Form NR5, Application by a non-resident of Canada for a reduction in the amount of non-resident tax required to be withheld, is applicable. See guide T4061, NR4 – Non-resident tax withholding, remitting, and reporting for more information on pension exemptions. In these cases, you have to file Form NR5 to receive a letter authorizing a reduction in withholding tax on pension income. to support exemptions from Part XIII withholding tax that are provided for in the Income Tax Act, such as fully exempt interest as defined in subsection 212(3); to support arm’s length interest payments that are not captured by paragraph 212(1)(b); or to support reductions of the Part XIII withholding tax on rental income when the non-resident makes an election under Section 216. In these circumstances, the exemption or reduction is in the Income Tax Act rather than in one of Canada’s tax treaties. Business profits and disposition gains For exemptions pertaining to services provided in Canada, including those provided by artists and athletes who are exempt from tax under a tax treaty, see Rendering services in Canada at cra.gc.ca/tx/nnrsdnts/cmmn/rndr/menu-eng.html or Film Advisory Services at cra.gc.ca/tx/nnrsdnts/flm/menu-eng.html. These pages contain links to information for non-residents, including how to apply for a waiver of withholding tax. You may need to attach Form NR302, Declaration of eligibility for benefits (reduced tax) under a tax treaty for a partnership with non-resident partners or NR303, Declaration of eligibility for benefits (reduced tax) under a tax treaty for a hybrid entity to an application for a waiver in certain circumstances, such as when the applicant for the waiver is a partnership or hybrid entity. The payer of income for services provided in Canada must withhold tax on these payments unless the non-resident provides the payer with a copy of a tax waiver or reduction issued by the CRA for those services. For exemptions pertaining to dispositions of taxable Canadian property, see Disposing of or acquiring certain Canadian property at cra.gc.ca/nrdispositions/. Vendors and purchasers will find information on filing forms T2062, T2062A, and T2062C on this page. Generally, the purchaser of taxable Canadian property has to withhold tax on the purchase price unless the vendor receives a certificate of compliance from the CRA, or other rules apply. Information and instructions for the non-resident taxpayer Part XIII tax Part XIII tax is a withholding tax imposed on certain amounts paid or credited to non-residents of Canada. Subject to certain exceptions specified in the law, the rate of Part XIII tax is generally 25%. However, an income tax treaty between Canada and another country may provide for complete exemption from Part XIII tax or may reduce its rate. It is the payer’s responsibility to withhold and remit Part XIII tax at the appropriate rate and the payer is liable for any deficiency. For this reason, the payer may request a completed Form NR301 or equivalent information before applying a reduced rate of withholding tax. Without Form NR301, the payer may not be satisfied of your entitlement to treaty benefits for the application of less than the full 25% Part XIII tax rate. Foreign tax identification number Enter the tax identification number that you use, if you have one, in your country of residence. For individuals who are resident in the United States, this is your social security number. Recipient type Tick the appropriate type of non-resident taxpayer. A foreign partnership that is treated as fiscally transparent under the laws of a foreign country, resulting in the partners paying tax on the partnership’s worldwide income, should use Form NR302 to claim treaty benefits the partners are entitled to. Hybrid entities (see “Amounts derived through hybrid entities” below) should use Form NR303 if they are considered “fiscally transparent” by a country that Canada has a tax treaty with and that treaty contemplates extending treaty benefits for income derived through the entity to the residents of that country who have an interest in the entity (e.g., see paragraph 6 of Article IV of the Canada-U.S. tax treaty). A foreign entity that is taxed as a corporation on its worldwide income under the laws of the foreign country completes Form NR301. For other entity types, such as government entities and professional unincorporated associations, go to the CRA website at cra.gc.ca/formspubs/frms/nr301-2-3-eng.html. Country of residence Indicate your country of residence. You must be a resident of the country as defined in the tax treaty between Canada and that country. For more information, consult the publication Income Tax Technical News No. 35 at cra-arc.gc.ca/E/pub/tp/itnews-35/, published February 26, 2007. Type of income Enter the types of income being paid for which you are eligible for tax treaty benefits (such as an exemption from tax in Canada or a reduced withholding tax rate). Note: Income, including interest and dividend income, paid by a trust (other than a deemed dividend paid by a SIFT trust to which subsection 104(16) applies) to a non-resident is considered “trust income” under the Income Tax Act and Canada’s tax treaties. Some tax treaties only reduce the Part XIII withholding tax on specific income types, such as interest or trust income, if the amount is taxable in the non-resident taxpayer’s country of residence. To check if this applies to the income you receive, go to the Department of Finance website at fin.gc.ca/treaties-conventions/treatystatus_-eng.asp, or try the non-resident tax calculator at cra.gc.ca/partxiii-calculator/. For example, the Canada-United Kingdom tax treaty contains such a provision in paragraph 2 of Article 27. Canadian tax number Provide a Canadian tax number, if you have one. Limitation on benefits provisions prevent the unintended use of treaties by residents of a third country. Tax treaty benefits will be refused if any applicable limitation on benefits provision is not satisfied. For example, Article XXIX-A of the Canada-U.S. tax treaty generally restricts full treaty benefits to “qualifying persons” as defined in that article. U.S. resident individuals are “qualifying persons.” Corporations, trusts, and other organizations resident in the United States should consult the tax treaty article to find out if they meet the criteria. The document “CRA guidelines for taxpayers requesting treaty benefits pursuant to paragraph 6 of article XXIX A of the Canada-U.S. Tax Convention” at cra.gc.ca/tx/nnrsdnts/rtcl29-eng.html, provides the Canada-U.S. tax treaty in Appendix II and information for those who do not meet the criteria.

Certification and undertaking This area should be completed and signed by: the non-resident taxpayer in the case of an individual; an authorized officer in the case of a corporation; • the trustee, executor, or administrator if the person filing the form is a trust; an authorized partner in the case of a partnership. A non-resident who does not satisfy the requirements of the limitation on benefits provisions, if any, contained in the tax treaty will not be entitled to all the benefits of the tax treaty. By signing this form you are certifying that the non-resident is entitled to a reduced rate of tax under a tax treaty. During an audit or review, or while processing a related request, the CRA may ask you for more information to support the tax treaty benefit you claimed. Change in circumstances If a change in circumstances makes any information on the form incorrect, notify the payer immediately and fill out a new form. Amounts derived through hybrid entities A hybrid entity is in general a foreign entity (other than a partnership) whose income is taxed at the beneficiary, member, or participant level. For example, the United States resident members/owners of a Limited Liability Company (that is treated as a fiscally transparent entity under U.S. tax laws) may be entitled to treaty benefits if all the conditions in paragraph 6 of Article IV of the Canada-U.S. treaty are met. Under paragraph 6, an amount of income, profit or gain is considered to be derived by a resident of the United States if; 1) the amount is derived by that person through an entity (other than an entity that is a resident of Canada), and 2) by reason of that entity being considered fiscally transparent under U.S. tax laws, the treatment of the amount under U.S. tax laws is the same as it would be if that amount had been derived directly by that person. Paragraph 7 of Article IV contains additional restrictions on this look-through provision. Entities that are subject to tax, but whose tax may be relieved under an integrated system, are not considered hybrid entities. Where do I send this form? Depending on your circumstances, send this form to one of the three areas noted below. If you receive income subject to Part XIII tax from a Canadian payer, or from an agent, nominee, or other financial intermediary who requested that you complete this form, send this form and your completed worksheets directly to the person who requested it, to reduce the Part XIII withholding tax on income being paid to you. If you derive income through a partnership or hybrid entity, and that partnership or hybrid entity asked you to complete Form NR301, send it to that partnership or hybrid entity. If requesting a certificate of compliance for the disposition of treaty-protected property, send this form, along with forms T2062 or T2062A, to the CRA according to the instructions on those forms. Agents and nominees, or financial intermediaries If you are an agent or nominee providing financial intermediary services as a part of a business, you should collect Form NR301, NR302, or NR303, or equivalent information, from the beneficial owner. See the instructions in Information Circular 76-12, Applicable rate of part XIII tax on amounts paid or credited to persons in countries with which Canada has a tax convention, and published updates to this information on the CRA website, for the suggested format to use for submitting the information to the Canadian payer or withholding agent. If you are an agent or nominee providing financial intermediary services as part of a business and you pay another agent or nominee amounts for non-resident beneficial owners, collect an agent/nominee certification from them as described in Information Circular 76-12 and published updates. Instructions for payers To determine the appropriate reduced rate of withholding, see the relevant Canadian tax treaty on the Department of Finance website at fin.gc.ca/treaties-conventions/treatystatus_-eng.asp, or try the non-resident tax calculator at cra.gc.ca/partxiii-calculator/. Do not apply a reduced rate of withholding in the following circumstances: you have reason to believe that the information provided in this declaration is incorrect or misleading. a tax treaty is not in effect with the taxpayer’s country of residence; or the form is incomplete (see note below); the non-resident taxpayer has not provided Form NR301 or equivalent information and you are not sure if the reduced rate applies; Note: The foreign and Canadian tax number fields may be blank because not all non-residents will have these tax numbers. Expiry date
For Part XIII tax withholding purposes, this declaration expires when there is a change in the taxpayer’s eligibility for the declared treaty benefits or three years from the end of the calendar year in which the form is signed and dated, whichever is earlier. For example, if the taxpayer’s mailing address has changed to a different country, you should ask the taxpayer for a revised Form NR301. If you need more information, see Part XIII withholding tax at cra.gc.ca/tx/nnrsdnts/pyr/prtxiii/wthhldng/menu-eng.html and select Beneficial ownership or Rates for part XIII tax.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY DOCEBO INC. TO PURCHASE UP TO US$60,000,000 IN VALUE OF COMMON SHARES OF DOCEBO INC.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares

of

DOCEBO INC.

under the Offer dated February 1, 2026 by

Docebo Inc.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. EASTERN TIME ON MARCH 10, 2026, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (THE “EXPIRY TIME”)

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

1.	YOUR SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE; OR

2.	YOU CANNOT COMPLETE THE BOOK-ENTRY TRANSFER PROCEDURES PRIOR TO THE EXPIRY TIME; OR

3.	YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), or a manually executed photocopy thereof, may be used to accept the offer (the “Offer”) made by Docebo Inc. (“Docebo” or the “Company”) to purchase from holders (“Shareholders”) of Common Shares of Docebo (the “Shares”) up to 2,941,176 Shares at a price of US$20.40 per Share, for an aggregate amount not exceeding US$60,000,000 upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2026 (the “Offer to Purchase”) and accompanying circular (the “Circular” and together with the Offer to Purchase, collectively, the “Offer and Circular”) and in this Notice of Guaranteed Delivery and the letter of transmittal (the “Letter of Transmittal”). Use this Notice of Guaranteed Delivery only if (i) certificate(s) representing the Shares to be deposited are not immediately available, (ii) the book-entry transfer procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares” cannot be completed prior to the Expiry Time, or (iii) time will not permit all required documents to reach TSX Trust Company (the “Depositary”) prior to the Expiry Time. This Notice of Guaranteed Delivery may be hand delivered, couriered or transmitted by e-mail transmission or by mail to the office of the Depositary set forth below. See Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”.

The terms and conditions of the Offer and Circular and the Letter of Transmittal form part of and are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized words and defined terms used but not otherwise defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular and grammatical variations thereof have corresponding meanings. All references to “$” and “dollars” in this Notice of Guaranteed Delivery mean United States dollars, unless otherwise indicated. The Purchase Price will be paid in United States dollars provided that a registered Shareholder is to be paid a converted amount in Canadian dollars if either, (i) the registered Shareholder has elected to receive Canadian dollars in this Notice of Guaranteed Delivery prior to the Expiry Time, or (ii) the registered Shareholder’s address of record is in Canada and the shareholder has not made an election to receive United States dollars prior to the Expiry Time, in which case such registered Shareholder will have acknowledged and agreed to the terms set out therein. The Depositary’s currency exchange services will be used to convert payment of the Purchase Price that each Shareholder is entitled to receive. There is no additional fee payable by registered Shareholders in relation to such conversions of payments. All risks associated with the currency conversion from United States dollars to Canadian dollars including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the registered Shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and neither Docebo nor TSX Trust Company or their affiliates are responsible for any such matters.

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Any questions or requests for assistance may be directed to the Depositary at the address and telephone number set forth on the back cover page of this Notice of Guaranteed Delivery. Additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal and this Notice of Guaranteed Delivery will be accepted. Shareholders may also contact their investment dealer, stock broker, commercial bank, trust company, or other nominee for assistance concerning the Offer.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN THE TORONTO, ONTARIO ADDRESS OF THE DEPOSITARY SET FORTH IN THIS DOCUMENT WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS NOTICE OF GUARANTEED DELIVERY IN THE APPROPRIATE SPACE PROVIDED BELOW AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION, AND MUST DELIVER A LETTER OF TRANSMITTAL AND THE CERTIFICATE(S) REPRESENTING YOUR SHARES TO THE TORONTO, ONTARIO OFFICE ADDRESS OF THE DEPOSITARY, AS MORE FULLY DESCRIBED BELOW.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) cannot deliver certificates for such Shares, (ii) the book-entry transfer procedures described in the Offer and Circular cannot be completed prior to the Expiry Time, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiry Time, such Shares may nevertheless be deposited if all the following conditions are met:

a)	such deposit is made by or through an Eligible Institution (as defined below);

b)

this properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed photocopy thereof, is received by the Depositary at its office in Toronto, Ontario as set out in this Notice of Guaranteed Delivery, prior to the Expiry Time; and

c)

the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy thereof, relating to such Shares, with signatures guaranteed by an Eligible Institution if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto, Ontario office address before 5:00 p.m. Eastern time on or before the first trading day on the TSX after the Expiration Date.

This Notice of Guaranteed Delivery may be delivered by hand, couriered or transmitted by e-mail transmission or by mail to the office of the Depositary in Toronto, Ontario, as set out in this Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery. Delivery of this Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary specified in this Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

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TO:	DOCEBO INC.

AND	TO: TSX TRUST COMPANY, as Depositary

By Mail, Courier or Registered Mail:	By E-mail:

301 – 100 Adelaide St W Toronto, ON M5H 4H1 Attention: Corporate Actions	tsxt-corpact@tmx.com

This Notice of Guaranteed Delivery may be hand delivered, couriered or transmitted by e-mail transmission or by mail to the office of the Depositary set forth above and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery. Delivery of this Notice of Guaranteed Delivery to an address, or e-mail transmission of this Notice of Guaranteed Delivery to an e-mail address, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter of Transmittal. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY. SHARE CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits to the Company, upon the terms and subject to the conditions set forth in the Offer and Circular and the related Letter of Transmittal and this Notice of Guaranteed Delivery, receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”. The following are the details of the deposited Shares:

BOX 1
COMMON SHARES* (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL:

*  Unless otherwise indicated, the number of Shares evidenced by all certificates referenced above will be deemed to have been deposited. If you wish to deposit fewer than all of the Shares evidenced by all certificates listed above, indicate in the fourth column the number of Shares you wish to deposit. See Instruction 9 of the Letter of Transmittal.

IMPORTANT: This Notice of Guaranteed Delivery (or a manually executed photocopy thereof), properly completed and duly executed and guaranteed by an Eligible Institution, must be received by the Depositary at its Toronto, Ontario office address prior to the Expiry Time. Thereafter, the certificate(s) representing the deposited Shares along with the properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal must be received by the Depositary at its Toronto, Ontario office address before 5:00 p.m. Eastern time on or before the first trading day on the TSX after the Expiration Date.

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Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary specified in this Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

The Eligible Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

The undersigned understands and acknowledges that payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificate(s) for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with the signatures guaranteed if required, and all other documents required by the Letter of Transmittal before 5:00 p.m. Eastern time on or before the first trading day on the TSX after the Expiration Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Company or the Depositary to persons depositing Shares regardless of any delay in making payment for any Shares or otherwise, including any delay in making payment to any person using the guaranteed delivery procedures, and that payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Common Shares”, are not so delivered to the Depositary at such date and, therefore, payment by the Depositary on account of such Shares is not made until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

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SHAREHOLDER SIGNATURE(S)

Signature(s) of Registered Shareholder(s)

Name(s) of Registered Shareholder(s) (print or type)	Address(es) Postal Code/Zip Code
Date	Daytime Telephone Number

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees to deliver to the Depositary at its address set forth in this Notice of Guaranteed Delivery, the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) and any other required documents, before 5:00 p.m. Eastern time on or before the first trading day on the TSX after the Expiration Date.

Name of Firm Address of Firm (Postal Code or Zip Code) Area Code and Tel. No.	Authorized Signature Name (please type or print) Title Date

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BOX A

ODD LOTS

(See Instruction 6 of the Letter of Transmittal)

To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares (being an “Odd Lot”) as of the close of business on the Expiration Date.

The undersigned either (check one):

☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

☐ is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX B

CURRENCY OF PAYMENT

ALL CASH PAYMENTS TO CANADIAN RESIDENTS WILL BE ISSUED IN CANADIAN DOLLARS. ALL CASH PAYMENTS TO NON-RESIDENTS OF CANADA WILL BE ISSUED IN UNITED STATES DOLLARS. ALTERNATIVELY, REGISTERED SHAREHOLDERS CAN ELECT TO RECEIVE THEIR PREFERRED CURRENCY BY COMPLETING THE ELECTION BOX BELOW PRIOR TO THE EXPIRY TIME

☐ Issue my cash entitlement payment(s) in Canadian dollars

☐ Issue my cash entitlement payment(s) in United States dollars

By electing to receive payment in Canadian dollars instead of United States dollars, the undersigned acknowledges and agrees that (a) the exchange rate used to convert the payment(s) from United States dollars to Canadian dollars will be the rate established by TSX Trust, in its capacity as foreign exchange service provider to the Company, on the date that the funds are converted; which rates will be based on the prevailing market rates on such date; (b) the risks associated with the currency conversion from United States dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion will be borne by the undersigned and neither the Company nor TSX Trust nor any of their respective affiliates are responsible for any such matters; and (c) TSX Trust may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

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The Depositary for this Offer is:

TSX Trust Company

By Registered Mail, Mail or by Courier

301 – 100 Adelaide St W

Toronto, ON M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-600-5869

Local: 416-342-1091

Facsimile: 416-361-0470

E-mail: tsxtis@tmx.com

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone numbers set forth above. Additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal and this Notice of Guaranteed Delivery will be accepted. Shareholders may also contact their investment dealer, stock broker, commercial bank, trust company or other nominee for assistance concerning the Offer.

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PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number	Description of Exhibit

99.1	Annual Report of the Issuer on Form 40-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on February 28, 2025 (File No. 001-39750)

99.2	Audited consolidated financial statements of the Issuer for the year ended December 31, 2024 together with the reports of the independent registered public accounting firms thereon (incorporated by reference to Exhibit 99.2 to the Issuer’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on February 28, 2025) (File No. 001-39750)

99.3	Audited consolidated financial statements of the Issuer for the year ended December 31, 2023 together with the reports of the independent registered public accounting firms thereon (incorporated by reference to Exhibit 99.2 to the Issuer’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 23, 2024) (File No. 001-39750)

99.4	Management’s discussion and analysis of the Issuer for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.3 to the Issuer’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on February 28, 2025) (File No. 001-39750)

99.5	Management’s discussion and analysis of the Issuer for the year ended December 31, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 23, 2024) (File No. 001-39750)

99.6	Notice of Annual Meeting of Shareholders and Management Information Circular dated April 7, 2025 distributed in connection with the annual meeting of shareholders of the Issuer held on June 10, 2025 (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 6-K furnished to the Commission on May 6, 2025)

99.7	Unaudited consolidated interim financial statements of the Issuer for the three and nine months ended September 30, 2025 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K furnished to the Commission on November 7, 2025)

99.8	Unaudited consolidated interim financial statements of the Issuer for the three and nine months ended September 30, 2024 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K furnished to the Commission on November 8, 2024)

99.9	Management’s discussion and analysis of the Issuer for the for the three and nine months ended September 30, 2025 (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K furnished to the Commission on November 7, 2025)

99.10	Management’s discussion and analysis of the Issuer for the for the three and nine months ended September 30, 2024 (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K furnished to the Commission on November 8, 2024)

99.11	Press release dated January 29, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K furnished to the Commission on January 29, 2026)

107.1	Filing Fee Table

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a) The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The registrant also undertakes to disclose in the United States, on the same basis as it is require to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the registrant’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

(a) Concurrently with the filing of this Schedule, the registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

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PART IV

SIGNATURES

By signing this Schedule, the person filing the Schedule consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DOCEBO INC.

By:	/s/ Brandon Farber
Name: Brandon Farber
Title: Chief Financial Officer

Dated as of February 3, 2026

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